     As filed with the Securities and Exchange Commission on November 14, 2000

                                                   Registration No. 333- 46258
-------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ----------------


                                AMENDMENT NO. 2

                                       TO
                                    FORM S-2
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                                ----------------

                             JACO ELECTRONICS, INC.
             (Exact Name of Registrant as Specified in its Charter)

           NEW YORK                                   11-1978958
 (State or other Jurisdiction                (I.R.S. Employer Identification
of Incorporation or Organization)                        Number)


                                 145 OSER AVENUE
                            HAUPPAUGE, NEW YORK 11788
                                 (631) 273-5500
          (Address, Including Zip Code, and Telephone Number, Including
             Area Code, of Registrant's Principal Executive Offices)

                                 JOEL H. GIRSKY
                        CHAIRMAN OF THE BOARD, PRESIDENT
                                  AND TREASURER
                                 145 OSER AVENUE
                            HAUPPAUGE, NEW YORK 11788
                                 (631) 273-5500
            (Name, Address, Including Zip Code, and Telephone Number,
                    Including Area Code of Agent for Service)

                                   Copies to:

           MICHAEL R. REINER                                                    GEOFFREY R. MORGAN
MORRISON COHEN SINGER & WEINSTEIN, LLP                                     MICHAEL BEST & FRIEDRICH LLP
         750 LEXINGTON AVENUE                                         100 EAST WISCONSIN AVENUE, SUITE 3300
       NEW YORK, NEW YORK 10022                                                MILWAUKEE, WI 53202
            (212) 735-8600                                                        (414) 271-6560

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.



                 SUBJECT TO COMPLETION, DATED NOVEMBER 14, 2000.



                                1,600,000 SHARES

                          JACO ELECTRONICS, INC. [LOGO]

                                  COMMON STOCK

We are offering 1,600,000 shares of our common stock. Our common stock is traded on the Nasdaq National Market under the symbol "JACO." On September 14, 2000, the last reported sale price of our common stock on the Nasdaq National Market was $17.06.

   INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" ON PAGE 6.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES
           COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES, OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY
              REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.



                                                                             UNDERWRITING
                                                   PRICE TO PUBLIC             DISCOUNT          PROCEEDS TO JACO(1)
                                                   ---------------             --------          -------------------
Per Share......................................       $[_______]              $[_______]              $[_______]
Total(2).......................................       $[_______]              $[_______]              $[_______]


(1) Before deducting estimated expenses of $[_______], which are payable by Jaco.

(2) Two of our shareholders have granted to the underwriters a 30-day option to purchase up to 240,000 additional shares of common stock to cover over allotments. We will not receive any of the proceeds from the sale of shares by the two shareholders. See "Underwriting" and "Principal and Selling Shareholders."


TUCKER ANTHONY CAPITAL MARKETS                  NEEDHAM & COMPANY, INC.

                 The date of this prospectus is [_______], 2000.

                                TABLE OF CONTENTS

                                                                                                               Page
                                                                                                               ----
Prospectus Summary................................................................................................1
Risk Factors  ....................................................................................................6
Special Note Regarding Forward-looking Statements................................................................11
Use of Proceeds..................................................................................................12
Dividend Policy..................................................................................................12
Capitalization...................................................................................................13
Price Range of Common Stock......................................................................................14
Selected Consolidated Financial Data.............................................................................15
Management's Discussion and Analysis of Financial Condition and Results of Operations............................17
Business.........................................................................................................23
Management.......................................................................................................30
Principal and Selling Shareholders...............................................................................34
Certain Relationships and Related Transactions...................................................................36
Description of Securities........................................................................................37
Shares Eligible for Future Sale..................................................................................38
Underwriting  ...................................................................................................39
Legal Matters ...................................................................................................41
Experts..........................................................................................................41
Documents We Incorporate by Reference............................................................................41
Where You Can Find More Information..............................................................................42
Index to Financial Statements...................................................................................F-1

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT, AND THE UNDERWRITERS HAVE NOT, AUTHORIZED ANY OTHER PERSON TO PROVIDE YOU WITH DIFFERENT INFORMATION. THIS PROSPECTUS IS NOT AN OFFER TO SELL, NOR IS IT SEEKING AN OFFER TO BUY, THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                               PROSPECTUS SUMMARY

The summary highlights information contained elsewhere in this prospectus. Because this is only a summary, it does not contain all the information that you should consider before buying shares in this offering. You should read the entire prospectus carefully, including our consolidated financial statements and the related notes included elsewhere in this prospectus.

                                  OUR COMPANY

         We are a leading distributor of electronic components to industrial OEMs and contract manufacturers throughout North America. We also provide contract manufacturing services to our industrial OEM customers. We distribute products such as semiconductors, capacitors, resistors, electromechanical devices, flat panel displays and monitors and power supplies, which are used in the manufacture and assembly of electronic products, including:


- telecommunications equipment             - computers and office equipment

- medical devices and instrumentation      - industrial equipment and controls

- military/aerospace systems               - automotive and consumer electronics


         We have two distribution centers and 19 strategically located sales offices throughout the United States. We distribute more than 35,000 products from over 75 vendors, including such market leaders as Kemet Electronics Corporation, Vishay Intertechnology, Inc. and Samsung Semiconductor, Inc., to a base of over 6,000 customers through a dedicated and highly motivated sales force. To enhance our ability to distribute electronic components, we provide a variety of value-added services including automated inventory management services, assembling stock items for our customers into pre-packaged kits, integrating and assembling various custom components with flat panel displays to customer specifications (box build) and providing contract manufacturing services. Our core customer base consists primarily of small and medium-sized manufacturers that produce electronic equipment used in a wide variety of industries.

         According to IPC, an independent market research firm, the electronic components distribution industry has experienced significant growth during the past 12 months and continues to benefit from favorable supply/demand trends. Unit growth within the worldwide semiconductor industry has remained at or above 30% in each of the last six months. Strong demand for Internet infrastructure equipment, wireless communications, and digital consumer applications has caused unit demand to run well above the historical trend-line rate of 12% annual growth. In addition, lengthening lead times across an expanding range of semiconductor components is contributing to stable pricing. As a result, our industry continues to benefit from strong unit demand and stable pricing.

         According to the most recent data available from the National Electronics Distributors' Association, an industry trade association, in 1998, the electronics distribution industry recorded approximately $30.1 billion in sales. Of these sales, approximately $20.8 billion consisted of sales of active components (semiconductors and computer products) and approximately $8.5 billion consisted of sales of passive components (capacitors, electromechanical devices and resistors). Active components and passive components each represents approximately 50% of our net distribution sales in each of our last three fiscal years.

         Our primary objective is to strengthen our position as a leading electronic components distributor in North America by capitalizing on (i) our recently expanded scope of operations through the acquisition of Interface Electronics Corp. (see "--Recent Developments"), and (ii) the expected continued growth in demand for electronic components. To achieve this objective, we will continue to employ the following strategies:

         ADD AND ENHANCE ALLIANCES WITH CORE VENDORS. We intend to continue to add new alliances and enhance existing alliances with leading electronic component product vendors. We believe that the combination of new vendors with our existing vendor lines, will lead to substantial marketing opportunities to our existing customer base and enhance our ability to develop new customer relationships. Additionally, we believe that a strategy focused on core vendors results in more effective marketing of those vendors' products through greater sales force expertise and strengthens our vendor relationships through increased purchases and sales.

         GAIN MARKET SHARE IN FLAT PANEL DISPLAYS. We intend to strengthen our position as a leading supplier of flat panel display ("FPD") products and related value-added services for the industrial market. Industrial FPD applications include cellular phones, personal digital assistants, electronic books, smart handhelds, Internet appliances, digital albums, games and home appliances. In 1999, the market for FPDs grew 67% to $18.5 billion. FPDs represent the fastest growing segment of electronic components and are projected to grow at an annual rate of 30% through 2005. Accordingly, we intend to aggressively target this market using our expanded operations and dedicated sales force.

         EMPHASIZE OUR INDUSTRY LEADING PASSIVE COMPONENTS LINE. We believe that we offer a premier line of passive components and we intend to continue to aggressively promote our selection of passive components to obtain new customers and further penetrate our existing customer base. Additionally, we believe the increasing use of sophisticated electronics and the growing demand for miniaturization, portability and increased functionality will drive demand for passive components.

         FOCUS ON THE FAST GROWING MID-TIER ELECTRONIC MANUFACTURERS. We intend to target medium-sized, growth-oriented OEMs and contract manufacturers that have traditionally received less attention from the largest distributors. We believe this strategy enables us to gain market positions with customers in fast growing segments of the electronic components industry, such as data storage and telecommunications.

         GROW THROUGH STRATEGIC ACQUISITIONS. We intend to grow through strategic acquisitions in order to (i) obtain new vendor lines, (ii) expand our customer base and increase our cross-selling opportunities, (iii) expand our geographic presence, and (iv) increase economies of scale. The electronic components distribution industry continues to consolidate on a global basis driven by efficiency gains derived primarily through economies of scale. This trend has made growth through internal sources or by acquisitions imperative to maintaining competitiveness. We generally seek acquisition candidates that have strong, entrepreneurial management teams and leading vendor lines.

                               RECENT DEVELOPMENTS

         In June 2000, we acquired Interface Electronics Corp. We paid $15.4 million in cash and assumed $3.3 million in bank debt and are obligated to make deferred payments of up to approximately $6.6 million during the next two years if certain "minimum sales" levels are achieved. Interface is a distributor of electronic components, primarily in the Northeast and Southeast United States. As a result of the Interface acquisition, we have acquired distribution rights for certain significant vendor lines in the United States. The Interface transaction affords us the opportunity to leverage a national sales presence with our warehouses, thereby providing timely and efficient product distribution to our customers located anywhere in the United States.

         In February 2000, we acquired the operating assets of PGI Industries, Inc., an exporter of electronic components for approximately $1.2 million in cash.


                              CORPORATE INFORMATION

         We were organized in the State of New York in 1961. Our principal executive offices are located at 145 Oser Avenue, Hauppauge, New York 11788, and our telephone number is (631) 273-5500.

                                  THE OFFERING

Common Stock offered by Jaco                                  1,600,000 shares

Common Stock outstanding after the offering                   7,233,959 shares*

Use of Proceeds                                               We expect to use the proceeds to reduce our
                                                              outstanding bank indebtedness
                                                              (approximately $39.9 million as of June 30,
                                                              2000). See "Use of Proceeds."

Nasdaq National Market Symbol                                 JACO

--------------
* Based on the number of shares outstanding on September 14, 2000. Excludes 670,420 shares issuable upon exercise of options outstanding as of September 14, 2000.

                       SUMMARY CONSOLIDATED FINANCIAL DATA
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)

         The following table summarizes our consolidated financial data. You should read the summary consolidated financial data below in conjunction with our consolidated financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" beginning on page 17.


                                                                         FISCAL YEAR ENDED JUNE 30,
                                                    -----------------------------------------------------------------
                                                    2000(1)         1999            1998          1997           1996
                                                    -------         ----            ----          ----           ----
CONSOLIDATED STATEMENT OF INCOME DATA:
Net sales ..................................      $ 209,325      $ 140,711       $ 153,674      $ 155,098      $ 167,149
Gross profit ...............................         46,882         27,376          31,878         32,105         34,044
Operating profit (loss) ....................         12,360           (266)          3,171          4,465          7,797
Net earnings (loss) ........................          6,376         (1,157)          1,184          2,079          3,850
                                                  =========      =========       =========      =========      =========
Net earnings (loss) per common share (2)
         Basic .............................      $    1.16      $   (0.21)      $    0.21      $    0.36      $    0.74
                                                  =========      =========       =========      =========      =========
         Diluted ...........................      $    1.11      $   (0.21)      $    0.20      $    0.35      $    0.72
                                                  =========      =========       =========      =========      =========

Weighted average number of common and common
equivalent shares outstanding (2)
         Basic .............................          5,498          5,547           5,755          5,849          5,220
         Diluted ...........................          5,766          5,547           5,882          5,922          5,331



                                                                                          AT JUNE 30, 2000
                                                                                    -------------------------------
                                                                                    ACTUAL          AS ADJUSTED (3)
                                                                                    ------          ---------------
CONSOLIDATED BALANCE SHEET DATA:
Working capital..............................................................      $  58,384           __________
Total assets.................................................................        126,329           __________
Short-term debt..............................................................            807           __________
Long-term debt...............................................................         40,941           __________
Shareholders' equity.........................................................         42,790           __________

--------------------------
(1) In June 2000, we consummated the acquisition of Interface, which was accounted for as a purchase. Accordingly, our results of operations include the results of Interface from the date of the acquisition. See the Pro Forma information included elsewhere in this prospectus.

(2) Adjusted to give effect to a 3-for-2 stock split which was effective on July 24, 2000.

(3) The information under "As Adjusted" in the balance sheet data reflects the receipt of the estimated net proceeds from the sale of 1,600,000 shares of common stock by us in this offering at an assumed public offering price of $______ per share and after the application of the net proceeds used to repay a portion of our outstanding bank indebtedness.

                                  RISK FACTORS

         You should carefully consider the risks described below before making an investment decision. The risks and uncertainties described below are not the only ones facing Jaco. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operations. If any of the following actually occur, our business could be harmed. In such case, the trading price of our common stock could decline, and you may lose all or part of your investment.

                          RISKS RELATED TO OUR BUSINESS

WE ARE DEPENDENT ON A LIMITED NUMBER OF SUPPLIERS. IF ONE OR MORE OF OUR LARGEST SUPPLIERS CHOOSES NOT TO SELL PRODUCTS TO US, OUR OPERATING RESULTS COULD SUFFER.

         We rely on a limited number of suppliers for products which generate a significant portion of our sales. Substantially all of our inventory has and will be purchased from suppliers with which we have entered into non-exclusive distributor agreements which are typically cancelable on short notice. In the fiscal year ended June 30, 2000, products purchased from our four largest suppliers accounted for approximately 51% of our sales. No other supplier accounted for more than five percent of our sales. While we do not believe that the loss of any one supplier would have a material adverse effect upon us since most products sold by us are available from multiple sources, our future success will depend in large part on maintaining relationships with existing suppliers and developing relationships with new ones. The loss of, or significant disruptions in, relationships with major suppliers could have a material adverse effect on our business, since there can be no assurance that we will be able to replace lost suppliers.

WE DO NOT HAVE LONG-TERM CONTRACTS WITH OUR CUSTOMERS AND, AS A RESULT, OUR CUSTOMERS MAY BE ABLE TO CANCEL, REDUCE OR DELAY THEIR ORDERS WITHOUT PENALTY.

         We typically do not obtain long-term purchase orders or commitments but instead work with our customers to develop nonbinding forecasts of the future volume of orders. Based on such nonbinding forecasts, we make commitments regarding the level of business that we will seek and accept, and the levels and utilization of personnel and other resources. A variety of conditions, both specific to each individual customer and generally affecting each customer's industry, may cause our customers to cancel, reduce or delay orders that were either previously made or anticipated. Generally, our customers may cancel, reduce or delay purchase orders and commitments without penalty, except for in certain circumstances, charges associated with such cancellation, reduction or delay. Significant or numerous cancellations, reductions or delays in orders by customers, or any inability by customers to pay for our products could have a material adverse effect on our operating results.

WE ARE DEPENDENT ON FOREIGN MANUFACTURERS AND SUBJECT TO TRADE REGULATIONS WHICH EXPOSE US TO POLITICAL AND ECONOMIC RISK.

         A significant number of components sold by us are manufactured by foreign manufacturers. As a result, our ability to sell certain products at competitive prices, could be adversely affected by the following:

         -        increases in tariffs or duties;
         -        changes in trade treaties;
         -        strikes or delays in air or sea transportation; and
         - future United States legislation with respect to pricing and/or import quotas on products imported from foreign countries.

         Our ability to be competitive with respect to sales of imported components could also be affected by other governmental actions and policy changes relating to, among other things, anti-dumping and other international antitrust legislation and adverse currency fluctuations which could have the effect of making components manufactured abroad more expensive. Because we purchase products from United States subsidiaries or affiliates of foreign manufacturers, our purchases are paid for in U.S. dollars, which usually reduces or eliminates the potential adverse effects of currency fluctuations. While we believe that the factors involving foreign components supply have not adversely impacted our business in the past, there can be no assurance that such factors will not materially adversely affect our business in the future.

OUR INDUSTRY IS SUBJECT TO SUPPLY SHORTAGES. ANY DELAY OR INABILITY TO OBTAIN COMPONENTS MAY HAVE AN ADVERSE EFFECT ON OUR OPERATING RESULTS.

         At various times there have been shortages of components in the electronics industry, and certain components, including certain semiconductor devices and capacitors, have been subject to limited allocation by some of our suppliers. Although such shortages and allocations have not had a material adverse effect on our operating results, there can be no assurance that any future shortages or allocations would not have such an effect on us.

OUR INDUSTRY IS CYCLICAL, WHICH CAUSES OUR OPERATING RESULTS TO FLUCTUATE SIGNIFICANTLY.

         In the Fall of 1999, our industry emerged from a four-year period of reduced demand and increased supply. We cannot predict when the next cycle will begin, or the severity of the downturn. The electronic components distribution industry has historically been affected by general economic downturns, which have often had an adverse economic effect upon manufacturers, end-users of electronic components and electronic components distributors such as Jaco. In addition, the life-cycle of existing electronic products and timing of new product development and introduction can affect demand for electronic components. These market changes have caused in the past, and will likely cause in the future, our operating results to fluctuate.

THE PRICES OF OUR COMPONENTS ARE SUBJECT TO VOLATILITY.

         We sell a significant amount of products that have historically experienced volatile pricing. These products include dynamic random access memory ("RAM"), static RAMs and liquid crystal displays ("LCDs"). If market pricing for these products decreases significantly, we may experience periods when our investment in inventory exceeds the market price of such products. These market conditions could have a negative impact on sales and gross profit margins unless and until our suppliers reduce the cost of these products.

SALES TO A GROUP OF CUSTOMERS REPRESENT A SIGNIFICANT PERCENT OF OUR SALES. THE LOSS OF THESE KEY CUSTOMERS COULD AFFECT OUR OPERATING RESULTS.

         Sales by Interface to several contract manufacturers, which are directed by EMC Corporation, are expected to account for a significant percent of Jaco's net sales for the fiscal year ending June 30, 2001. If we were to lose this group of customers, or if they reduced their level of purchasing, it could have a material adverse effect on our business and our investment in Interface. In addition, the insolvency or other inability or unwillingness of these customers to pay for our products could have a material adverse effect on our business.

OUR INDUSTRY IS HIGHLY COMPETITIVE AND COMPETITION COULD HARM OUR ABILITY TO SELL OUR PRODUCTS AND SERVICES AND THEREBY REDUCE OUR MARKET SHARE.

         The electronic components distribution and the contract manufacturing industries are highly competitive. In the electronic components distribution industry, we generally compete with local, regional and national distributors and electronic components manufacturers, including some of our own suppliers. In the area of contract manufacturing, we compete against numerous domestic and offshore manufacturers, as well as the in-house manufacturing capabilities of our existing and potential customers. Many of such competitors have greater name recognition and financial and other resources than we do. Moreover, the electronic components distribution industry is going through a period of rapid consolidation that is intensifying competition. There can be no assurance that we will continue to compete successfully with existing or new competitors and failure to do so could have a material adverse effect on our operating results.

WE MAY NOT BE ABLE TO MANAGE AND SUSTAIN FUTURE GROWTH.

         Recently, we have experienced growth from increased sales and from acquisitions. We will need to manage our expanding operations effectively, maintain or accelerate our growth as planned and integrate any new businesses which we may acquire into our operations successfully in order to continue our desired growth. If we are unable to do so, particularly in instances in which we have made significant investments, it could have a material adverse effect on our operations. We may be unsuccessful in sustaining continued growth if we are unable to:

         - secure adequate supplies of competitive products on a timely basis and on commercially reasonable terms;
         - turn our inventories and collect our accounts receivable in a timely manner;

         - maintain our existing key vendor relationships as well as develop new relationships with leading suppliers of electronic components;
         - hire and retain additional qualified management, marketing and other personnel to successfully manage our growth, including personnel to monitor our operations, control costs and maintain effective management, inventory and credit controls; and
         - invest to maintain and enhance our information systems in order to maintain our competitiveness and to develop new logistics services.

OUR ACQUISITIONS COULD BE DIFFICULT TO INTEGRATE, DISRUPT OUR BUSINESS AND AFFECT OUR OPERATIONS.

         Our growth strategy depends, in part, on our ability to identify and acquire compatible electronic components distributors and to integrate the acquired operations. A portion of our sales growth during the fiscal year ended June 30, 2000 resulted from the acquisition of the operating assets of PGI Industries, an exporter of electronic components, and the acquisition of the capital stock of Interface, a distributor of electronic components, primarily servicing the Northeast and Southeast. See Note J of the Notes to our Consolidated Financial Statements. There can be no assurance that we will be able to locate additional appropriate acquisition candidates, that, if identified, any of such candidates will be acquired or that the operations of acquired candidates will be effectively integrated or prove profitable. The completion of future acquisitions requires the expenditure of sizable amounts of capital and management effort. Moreover, unexpected problems encountered in connection with our acquisitions could have a material adverse effect on us. We could be forced to alter our strategy in the future if suitable acquisition candidates are not available.

WE DEPEND ON THE CONTINUED SERVICES OF OUR EXECUTIVE OFFICERS, AND THE LOSS OF KEY PERSONNEL COULD AFFECT OUR ABILITY TO SUCCESSFULLY GROW OUR BUSINESS.

         We are highly dependent upon the services of Joel H. Girsky, our Chairman, President and Treasurer. The permanent loss for any reason of Joel Girsky, or one or more of our other key executives, could have a material adverse effect upon our operating results. While we believe that we would be able to locate suitable replacements for our executives if their services were lost, there can be no assurance that we would, in fact, be able to do so. Our future success will also depend, in part, upon our continuing ability to attract and retain highly qualified personnel.

OUR OFFICERS AND DIRECTORS HAVE AND WILL CONTINUE TO HAVE SIGNIFICANT CONTROL OVER US AND MAY APPROVE OR REJECT MATTERS CONTRARY TO YOUR VOTE.

         Upon completion of the offering, Messrs. Joel H. Girsky and Charles B. Girsky will beneficially own an aggregate of 1,090,357 shares of common stock, representing approximately 15.1% of the outstanding shares of common stock, assuming that they do not sell any of their shares of common stock in the offering. In the event of the exercise of all of their outstanding stock options, after completion of the offering the Girskys would beneficially own an aggregate of 1,525,955 shares of common stock, representing approximately 20.4% of the outstanding shares of common stock. As a result of such stock ownership and their positions as executive officers and as two of the six directors of Jaco, they are and will continue to be in a position to control the day-to-day affairs of Jaco.

WE WILL NEED ADDITIONAL AUTHORIZED SHARES TO RAISE EQUITY CAPITAL FOR GENERAL CORPORATE PURPOSES AND FOR FUTURE ACQUISITIONS.

         Our Certificate of Incorporation authorizes the issuance of 10 million shares of common stock and 100,000 shares of preferred stock. After this offering and giving effect to the issuance of 790,420 shares of common stock covered by outstanding options, only approximately 1,042,321 authorized shares of common stock would remain unissued. We intend to seek approval from our shareholders to increase the number of shares of common stock authorized to be issued to 20 million at our 2000 Annual Meeting of Shareholders. If our shareholders approve the increase in the number of authorized shares, shares may be issued to raise equity capital, in connection with acquisitions, or for anti-takeover or other purposes without further shareholder approval unless required by applicable law, which could result in dilution to current shareholders. If our shareholders do not approve an increase in the number of authorized shares of common stock, our continued growth could be materially limited by our inability to raise additional equity capital when needed or to issue shares of common stock in connection with future acquisitions or for other corporate purposes.

         Any preferred stock can be issued with such rights, preferences and limitations as may be determined by the Board. Any such issuances of common or preferred stock may result in a reduction in the book value and/or market price of the outstanding shares and may reduce the proportionate ownership and voting power of each then existing shareholder. Further, any new issuances of securities could be used for anti-takeover purposes or to effect or avoid a change of control of Jaco.

ANTI-TAKEOVER PROVISIONS.

         As a New York corporation, we are subject to the New York Business Corporation Law. The New York Business Corporation Law imposes restrictions on the ability of a third party to effect a change in control of Jaco. Pursuant to
Section 912 of the New York Business Corporation Law, except under certain circumstances, we may not engage in a business transaction with any holder of 20% or more of our voting stock, unless our Board of Directors approves the transaction. This may have the effect of delaying, deterring or preventing a change in control of Jaco.

                          RISKS RELATED TO THE OFFERING

OUR STOCK PRICE IS HIGHLY VOLATILE.

         The market price for our common stock has been highly volatile and is likely to continue to fluctuate as the market prices of securities of electronic components distribution companies have been highly volatile. You may not be able to resell your shares of common stock at or above your purchase price.

         Our stock price is affected, among other things, by the following factors, many of which are outside of our control:

         - actual or anticipated variations in quarterly operating results;
         -        changes in financial estimates by securities analysts;
         - conditions or trends in the electronic components distribution industry;
         - changes in the economic performance or market valuations of other electronic components distribution companies;
         - announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures, or capital commitments;
         -        additions or departures of key personnel; and
         -        issuance of additional shares of our common stock.

         In the past, securities class action litigation has often been instituted against a company following periods of volatility in its stock price. If we were sued in this type of litigation, we could incur substantial costs and our management's attention and resources could be diverted from our operations.


                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

         Some of the statements under "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and elsewhere in this prospectus constitute forward-looking statements. In some cases, you can identify forward-looking statements by terms such as "may," "will," "should," "expect," "plan," "intend," "forecast," "anticipate," "believe," "estimate," "predict," "potential," "continue" or the negative of these terms or other comparable terminology. The forward-looking statements contained in this prospectus involve known and unknown risks, uncertainties and other factors that may cause our or our industry's current results, level of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these statements. These factors include, among others, those listed under "Risk Factors" and elsewhere in this prospectus.

         Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. You should not place undue reliance on forward-looking statements.

                                 USE OF PROCEEDS

         The net proceeds to be paid to us from the sale of the 1,600,000 shares of common stock offered by us in this prospectus are estimated to be approximately $[________] million, based on an assumed public offering price of $[__________] per share and after deducting the underwriting discount and estimated offering expenses that we must pay. We will not receive any proceeds from any sale of common stock by the selling shareholders. See "Underwriting."

         We intend to use the net proceeds to reduce the outstanding balance of our bank indebtedness (approximately $39.9 million as of June 30, 2000) under our credit facility with GMAC Commercial Credit LLC and Fleet Bank, N.A. The maximum amount available under the credit facility is $50 million. Our borrowings under the credit facility have been used for working capital and to effect acquisitions. As of June 30, 2000, approximately $10.1 million remained available to us under the credit facility.

         All of the amounts under the credit facility are due in September 2001 unless the credit facility is extended. The credit facility bears interest at the higher of the prime rate or the federal funds rate plus 0.5% or, at our option, at a rate equal to the average 30-day LIBOR plus 1.0% to 2.25% depending on our performance for the immediately preceding four fiscal quarters measured by a certain financial ratio, and may be adjusted quarterly. The rate charged at June 30, 2000 was 8.4%.

         As a result of the repayment of the credit facility, we will be able to borrow additional amounts that may be drawn down in the future. The additional funds may be used for working capital or potential acquisitions of other electronic components distributors which might be acquired for geographic, consolidation or franchise expansion reasons, or of other electronics manufacturing services/contract manufacturers. We have no current plans, arrangements, or understandings, written or oral, with respect to any such acquisition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."


                                 DIVIDEND POLICY

         We have never declared or paid any cash dividends on our common stock. We intend for the foreseeable future to retain future earnings for use in our business. The amount of dividends we pay in the future, if any, will be at the discretion of our Board of Directors and will depend upon our financial condition, operating results and other factors as the Board of Directors, in its discretion, deems relevant. In addition, our credit facility prohibits us from paying cash dividends on our common stock.

                                 CAPITALIZATION
                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

         The following table sets forth our capitalization as of June 30, 2000 on an actual and as adjusted basis. The "Actual" column reflects our capitalization as of June 30, 2000 on an historical basis, without any adjustments to reflect subsequent events or anticipated events. The "As Adjusted" column reflects our capitalization as of June 30, 2000 as adjusted to give effect to this offering and the application of net proceeds to reduce debt.

         The following share data is based upon the number of shares outstanding as of June 30, 2000 adjusted to give effect to a 3-for-2 stock split which was effective on July 24, 2000. It excludes, as of June 30, 2000, 790,420 shares of common stock subject to outstanding options at a weighted average exercise price of $3.74 per share and 321,554 shares of common stock available for future grant under our stock option plan and our stock purchase plan. For a discussion of our stock option plan and our stock purchase plan, see Note I to the consolidated financial statements.

                                                                                                AT JUNE 30, 2000
                                                                                         ------------------------------
                                                                                         ACTUAL             AS ADJUSTED
                                                                                         ------             -----------
Current maturities of long-term debt and capitalized lease obligations......            $    807            $__________
Long-term debt and capitalized lease obligations............................              40,941             __________
Shareholders' equity:
         Preferred Stock, $10 par value; 100,000 shares authorized;  none
         issued and outstanding or to be issued and outstanding, as                            -                      -
         adjusted...........................................................
         Common Stock, $.10 par value; 10,000,000 shares authorized; 6,252,259 shares issued and 5,633,959 outstanding; 7,852,259
         shares issued and 7,233,959 outstanding, as adjusted...............                 625             __________
Additional paid-in capital..................................................              23,906             __________
Retained earnings...........................................................              20,297             __________
Treasury stock (618,300 shares) ............................................              (2,205)            __________

Accumulated other comprehensive income......................................                 167            ___________
                           Total shareholders' equity.......................              42,790            ___________
                                                                                        --------
                           Total capitalization.............................            $ 84,538            ___________
                                                                                        ========

                           PRICE RANGE OF COMMON STOCK

         Our common stock is traded on the Nasdaq National Market under the symbol "JACO." The stock prices listed below represent the high and low sale prices of the common stock, as reported by the Nasdaq National Market, for each fiscal quarter beginning with the first fiscal quarter of the fiscal year ended June 30, 1999. Stock prices prior to July 25, 2000 have been adjusted to give effect to a 3-for-2 stock split which was effective on July 24, 2000.

                                                                                            HIGH                    LOW
                                                                                            ----                    ---
FISCAL YEAR 1999:
         First quarter ended September 30, 1998............................              $  4.25                $  1.50
         Second quarter ended December 31, 1998............................                 5.00                   2.08
         Third quarter ended March 31, 1999................................                 3.46                   1.67
         Fourth quarter ended June 30, 1999................................                 3.08                   1.67
FISCAL YEAR 2000:
         First quarter ended September 30, 1999............................                 4.38                   1.67
         Second quarter ended December 31, 1999............................                 4.00                   2.00
         Third quarter ended March 31, 2000................................                 9.83                   3.21
         Fourth quarter ended June 30, 2000................................                18.67                   5.33
FISCAL YEAR 2001:
         (through September 14, 2000)......................................                20.83                  10.00

         On September 14, 2000, the last reported sale price of our common stock on the Nasdaq National Market was $17.06 per share (which gives effect to the 3-for-2 stock split which was effective on July 24, 2000). As of September 14, 2000, there were 134 holders of record of our common stock. We believe our stock is held by more than 1,100 beneficial owners.

                      SELECTED CONSOLIDATED FINANCIAL DATA
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)

         The selected consolidated statement of operations data for each of the fiscal years ended June 30, 2000, 1999 and 1998 and the selected consolidated balance sheet data as of June 30, 2000 and 1999 have been derived from audited financial statements, which are included elsewhere in this prospectus. The selected consolidated statement of operations data for each of the fiscal years ended June 30, 1997 and 1996 and the selected consolidated balance sheet data as of June 30, 1998, 1997 and 1996 have been derived from audited financial statements not included in this prospectus. The selected consolidated financial data set forth below contains only a portion of our financial statements and should be read in conjunction with the consolidated financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus. The historical results are not necessarily indicative of results to be expected for any future period. The share and per share data have been adjusted to give effect to a 3-for-2 stock split which was effective on July 24, 2000.


                                                                            YEAR ENDED JUNE 30,
                                                   2000(1)          1999           1998            1997            1996
                                                   -------          ----           ----            ----            ----
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Net sales ..................................      $ 209,325      $ 140,711       $ 153,674      $ 155,098      $ 167,149
Cost of goods sold .........................        162,443        113,335         121,796        122,993        133,105
                                                  ---------      ---------       ---------      ---------      ---------
Gross profit ...............................         46,882         27,376          31,878         32,105         34,044
Selling, general and administrative expenses         34,522         27,642          28,707         27,640         26,247
                                                  ---------      ---------       ---------      ---------      ---------
    Operating profit (loss) ................         12,360           (266)          3,171          4,465          7,797
Interest expense ...........................          1,559          1,309           1,140            971          1,347
                                                  ---------      ---------       ---------      ---------      ---------
    Earnings (Loss) before income taxes ....         10,801         (1,575)          2,031          3,494          6,450
Income tax provision (benefit) .............          4,425           (418)            847          1,415          2,600
                                                  ---------      ---------       ---------      ---------      ---------
Net earnings (loss) ........................      $   6,376      $  (1,157)      $   1,184      $   2,079      $   3,850
                                                  =========      =========       =========      =========      =========
Net earnings (loss) per common share
        Basic ..............................      $    1.16      $   (0.21)      $    0.21      $    0.36      $    0.74
                                                  =========      =========       =========      =========      =========
        Diluted ............................      $    1.11      $   (0.21)      $    0.20      $    0.35      $    0.72
                                                  =========      =========       =========      =========      =========
Weighted average number of common and
common equivalent shares outstanding
        Basic ..............................          5,498          5,547           5,755          5,849          5,220
        Diluted ............................          5,766          5,547           5,882          5,922          5,331

--------------------------
(1) In June 2000, we consummated the acquisition of Interface, which was accounted for as a purchase. Accordingly, our results of operations include the results of Interface from the date of the acquisition. See Pro Forma information included elsewhere in this prospectus.

                                                                                    AT JUNE 30,
                                                         ------------------------------------------------------------------
                                                         2000            1999            1998          1997            1996
                                                         ----            ----            ----          ----            ----
CONSOLIDATED BALANCE SHEET DATA:
Working capital................................      $  58,384         $41,998         $42,481       $41,146         $36,964
Total assets...................................        126,329          72,931          73,419        69,996          61,143
Short-term debt................................            807             792             663           599             474
Long-term debt.................................         40,941          18,886          17,037        15,553           8,791
Shareholders' equity...........................         42,790          34,868          36,625        35,892          34,304

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS


      We are a leading distributor of electronic components to industrial OEMs and contract manufacturers throughout North America. We also provide contract manufacturing services to our industrial OEM customers. We distribute products such as semiconductors, capacitors, resistors, electromechanical devices, flat panel displays and monitors and power supplies, which are used in the manufacture and assembly of electronic products.

      We have two distribution centers and 19 strategically located sales offices throughout the United States. We distribute more than 35,000 products from over 75 vendors, including such market leaders as Kemet, Vishay and Samsung, to a base of over 6,000 customers through a dedicated and highly motivated sales force. To enhance our ability to distribute electronic components, we provide a variety of value-added services including automated inventory management services, integrating and assembling various custom components with FPDs to customer specifications (box build), assembling stock items for customers into pre-packaged kits and providing contract manufacturing services. Our core customer base consists primarily of small and medium-sized manufacturers that produce electronic equipment used in a wide variety of industries.

      We generate revenues primarily from the resale of electronic components. Sales from our distribution business are recognized when we ship products to our customers. In addition, we perform contract manufacturing services for several industrial OEM customers. Sales from our contract manufacturing business are recognized at the time products are shipped to customers and may vary depending on the time of customers' orders, product mix and availability of component parts. Substantially all of our contract manufacturing business is performed on a turnkey basis, which involves the procurement of component parts. The gross profit margin for such materials is generally lower than the gross profit associated with the manufacturing process and other value-added services.

      We do not typically enter into long-term purchase orders or commitments from our customers. Instead we work with our customers to develop forecasts for future orders which are not binding. Customers may cancel their orders, change their orders, change production quantities from forecasted volumes or delay production for a number of reasons beyond our control. Cancellations, reductions or delays by a significant customer or by a group of customers could have an adverse effect on us. In addition, as many of our costs and operating expenses are relatively fixed, a reduction in customer demand can adversely affect our gross margins and operating income.

RESULTS OF OPERATIONS

         The following table sets forth certain items in our statement of operations as a percentage of net sales for the periods shown:

                                                      FISCAL YEARS ENDED JUNE 30,
                                                     -----------------------------
                                                     2000        1999         1998
                                                     ----        ----         ----
Net sales ..................................        100.0%      100.0%       100.0%
Cost of goods sold .........................         77.6        80.5         79.3
                                                    -----       -----        -----
Gross profit ...............................         22.4        19.5         20.7
Selling, general and administrative expenses         16.5        19.7         18.7
                                                    -----       -----        -----
Operating profit (loss) ....................          5.9        (0.2)         2.0
Interest expense ...........................          0.8         0.9          0.7
                                                    -----       -----        -----
Earnings (loss) before income taxes ........          5.1        (1.1)         1.3
Income tax provision (benefit) .............          2.1        (0.3)         0.5
                                                    -----       -----        -----
Net earnings (loss) ........................          3.0%       (0.8)%        0.8%
                                                    =====       =====        =====

COMPARISON OF FISCAL YEAR ENDED JUNE 30, 2000 ("FISCAL 2000") WITH FISCAL YEAR ENDED JUNE 30, 1999 ("FISCAL 1999")

         Net sales for Fiscal 2000 were $209.3 million, an increase of $68.6 million, or 48.8%, as compared to $140.7 million reported for Fiscal 1999. Our net sales benefitted from strong demand for components throughout the electronics industry. In addition, we have continued to experience strong demand for flat panels and flat panel monitors. We have also made significant investments in sales personnel and infrastructure, which has contributed to our sales growth. We continue to enhance our sales by providing value-added services related to assisting customers in procurement and inventory management.

         Gross profit was $46.9 million in Fiscal 2000, an increase of $19.5 million or 71.2%, compared to $27.4 million in Fiscal 1999. Gross profit margins as a percentage of net sales were 22.4% during Fiscal 2000 compared to 19.5% during Fiscal 1999. The strong demand for electronic components is primarily responsible for the increase in gross profit margins during Fiscal 2000.

         Selling, general and administrative ("SG&A") expenses were $34.5 million in Fiscal 2000, an increase of $6.9 million, or 24.9%, compared to $27.6 million in Fiscal 1999. As a percentage of net sales, SG&A expenses decreased in Fiscal 2000 to 16.5% compared to 19.7% in Fiscal 1999. The increase in spending is primarily attributable to expenses necessary to support the growth in sales. These expenses include additional sales and marketing personnel, investments in our infrastructure, and the additional costs associated with the acquisition of PGI and Interface.

The decrease as a percentage of net sales reflects operating efficiencies realized by us with higher revenue levels.

         Operating profit (loss) for Fiscal 2000 was $12.4 million as compared to $(0.3) million for Fiscal 1999. As a percentage of net sales, operating profit (loss) increased in Fiscal 2000 to 5.9% as compared to (0.2)% in Fiscal 1999.

         Interest expense increased to $1.6 million in Fiscal 2000, as compared to $1.3 million in Fiscal 1999. The 19.1% increase was primarily due to the additional net borrowings of approximately $15 million to acquire Interface during the fourth quarter of Fiscal 2000. We will continue to see increased interest expense to the extent of the higher borrowing levels.

         Net earnings for Fiscal 2000 were $6.4 million, or $1.11 per share diluted compared to a net loss for Fiscal 1999 of $1.2 million, or $.21 per share diluted. Diluted earnings per share includes the dilutive effect of outstanding stock options. The increase in net earnings was attributable to the increase in net sales, the increase in gross profit margins, the reduction in SG&A expenses and the acquisition of Interface.

COMPARISON OF FISCAL 1999 WITH FISCAL YEAR ENDED JUNE 30, 1998 ("FISCAL 1998")

         Net sales for Fiscal 1999 were $140.7 million, a decrease of $13 million, or 8.4%, as compared to $153.7 million reported for Fiscal 1998. Our net sales were impacted throughout the fiscal year by continued industry wide pricing pressures, compounded by weak demand for components which had impacted the electronic components industry for over three years. Toward the end of Fiscal 1999, we experienced an increase in activity in many product sectors.

         Gross profit was $27.4 million in Fiscal 1999, a decrease of $4.5 million, or 14.1%, compared to $31.9 million in Fiscal 1998. Gross profit margins as a percentage of net sales were 19.5% in Fiscal 1999 compared to 20.7% in Fiscal 1998. The decrease was attributable to industry wide pressures and a shift in product mix toward a greater amount of active components, including flat panel devices, which historically, have a lower gross profit margin compared to passive components.

         SG&A expenses were $27.6 million in Fiscal 1999, a decrease of $1.1 million, or 3.7%, compared to $28.7 million in Fiscal 1998. Due to the weakness in the electronic components distribution industry during Fiscal 1999, we had implemented cost containment measures. Additionally, SG&A expenses decreased due to a reduction in variable costs such as commissions paid to sales personnel. The decreases were partially offset by a bad debt of approximately $630,000 during the fourth quarter of Fiscal 1999 and additional staffing of sales and marketing personnel toward the end of Fiscal 1999 in anticipation of an improvement in demand for electronic components.

         Operating profit (loss) for Fiscal 1999 was $(0.3) million as compared to $3.1 million for Fiscal 1998. As a percentage of net sales, operating profit
(loss) decreased in Fiscal 1999 to (0.2)% as compared to 2.0% in Fiscal 1998.

         Interest expense increased to approximately $1.3 million in Fiscal 1999, as compared to $1.1 million in Fiscal 1998. The 14.8% increase in interest expense was primarily attributable to increased net borrowings due to our purchases of common stock under our stock repurchase program, fixed asset additions primarily for contract manufacturing, operational expenditures made to upgrade our core financial and reporting software, and an increase in borrowing rates.

         Net loss for Fiscal 1999 was $(1.2) million, or $(.21) per share diluted, as compared to net earnings for Fiscal 1998 of $1.2 million, or $.20 per share diluted. During Fiscal 1999, the decrease in net earnings was primarily attributable to the decrease in net sales and decrease in gross profit dollars attributable to overall industry weakness as it related to electronic components.

QUARTERLY RESULTS OF OPERATIONS

         The following tables present unaudited quarterly results of operations for the eight quarters ended June 30, 2000. We believe that all necessary adjustments, consisting only of normal recurring adjustments, have been included in the amounts stated below to present fairly such quarterly information. The operating results for any quarter are not necessarily indicative of results for a subsequent period.


                                                                  THREE MONTHS ENDED
                            ------------------------------------------------------------------------------------------------------
                            JUNE 30,   MARCH 31,      DEC. 31,     SEPT. 30,      JUNE 30,      MARCH 31,    DEC. 31,    SEPT. 30,
                             2000        2000          1999          1999          1999           1999         1998         1998
                             ----        ----          ----          ----          ----           ----         ----         ----
                                                              (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net sales .............    $ 70,514    $ 51,694      $ 45,100      $ 42,017      $ 36,301       $ 36,188     $ 34,966     $ 33,256
Gross profit ..........      17,066      12,013         9,868         7,936         6,985          6,994        6,695        6,702
Net earnings (loss)  ..       3,512       1,766           883           214          (919)            71          (68)        (242)
Net earnings (loss) per
common share(1)
     Basic ............    $   0.63    $   0.32      $   0.16      $   0.04      $  (0.17)      $   0.01     $  (0.01)    $  (0.04)
                           ========    ========      ========      ========      ========       ========     ========     ========
     Diluted ..........    $   0.58    $   0.30      $   0.16      $   0.04      $  (0.17)      $   0.01     $  (0.01)    $  (0.04)
                           ========    ========      ========      ========      ========       ========     ========     ========
Weighted average
number of common and
common equivalent
shares outstanding(1)
      Basic ...........       5,545       5,486         5,480         5,480         5,480          5,480        5,481        5,746
      Diluted .........       6,047       5,887         5,558         5,564         5,480          5,496        5,481        5,746

------------
(1) As adjusted to reflect a 3-for-2 stock split effective on July 24, 2000.

LIQUIDITY AND CAPITAL RESOURCES

         Our agreement with our banks, as amended, which expires on September 13, 2001, provides us with a $50 million term loan and revolving line of credit facility based principally on eligible accounts receivable and inventories as defined in the agreement. The interest rate of the credit facility is based on the average 30-day LIBOR rate plus 1.75% through the quarter ending September 30, 2000. At such time, the rate converts to the average 30-day LIBOR rate plus 1.0% to 2.25% depending on our performance for the immediately preceding four fiscal quarters measured by a certain financial ratio, and may be adjusted quarterly. The outstanding balance on the revolving line of credit facility was $39.9 million at June 30, 2000. Borrowings under this facility are collateralized by substantially all of our assets. The agreement contains provisions for maintenance of certain financial ratios, all of which we were in compliance with at June 30, 2000, and prohibits the payment of cash dividends.

         For Fiscal 2000, our net cash used in operating activities was approximately $7.0 million, as compared to net cash provided by operating activities of $1.4 million for Fiscal 1999. The increase in net cash used is primarily attributable to an increase in inventory and accounts receivable as a result of the increase in net sales during the fiscal year, partially offset by an increase in accounts payable and accrued expenses and net earnings for Fiscal 2000. Net cash used in investing activities increased to $13.4 million for Fiscal 2000 as compared to $1.6 million for Fiscal 1999. The increase is primarily attributable to the acquisition of the operating assets of PGI and the purchase of Interface, representing a net cash outlay of $14.9 million.

         Our cash expenditures may vary significantly from current levels, based on a number of factors, including, but not limited to, future acquisitions, if any.

         For Fiscal 2000 and Fiscal 1999, our inventory turnover was 3.7x and 3.3x, respectively. The average days outstanding of our accounts receivable at June 30, 2000 was 57 days, as compared to 59 days at June 30, 1999.

         We believe that cash flow from operations and funds available under our credit facility will be sufficient to fund our capital needs for at least the next twelve months.

INFLATION

         Inflation has not had a significant impact on our operations during the last three fiscal years.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

         We are exposed to interest rate changes with respect to our credit facility which bears interest at the higher of the prime rate or the federal funds rate plus 0.5%, or at our option, at a rate equal to the average 30-day LIBOR rate plus 1.0% to 2.25% depending on our performance for the immediately preceding four fiscal quarters measured by a certain financial ratio, and may be adjusted quarterly. At June 30, 2000, $39.9 million was outstanding under the credit facility. Changes in the LIBOR interest rate during Fiscal 2000 will have a positive or negative effect on our interest expense. Each 1.0% fluctuation in the LIBOR interest rate will increase or decrease interest expense for us by approximately $0.4 million based on outstanding borrowings at June 30, 2000.

         The impact of interest rate fluctuations on other floating rate debt is not material.

                                    BUSINESS


OUR COMPANY

      We are a leading distributor of electronic components to industrial OEMs and contract manufacturers throughout North America. We also provide contract manufacturing services to our industrial OEM customers. We distribute products such as semiconductors, capacitors, resistors, electromechanical devices, flat panel displays and monitors and power supplies, which are used in the manufacture and assembly of electronic products, including:


- telecommunications equipment           - computers and office equipment

- medical devices and instrumentation    - industrial equipment and controls

- military/aerospace systems             - automotive and consumer electronics

      We have two distribution centers and 19 strategically located sales offices throughout the United States. We distribute more than 35,000 products from over 75 vendors, including such market leaders as Kemet, Vishay and Samsung, to a base of over 6,000 customers through a dedicated and highly motivated sales force. To enhance our ability to distribute electronic components, we provide a variety of value-added services including automated inventory management services, assembling stock items for our customers into pre-packaged kits, integrating and assembling various custom components with flat panel displays to customer specifications (box build) and providing contract manufacturing services. Our core customer base consists primarily of small and medium-sized manufacturers that produce electronic equipment used in a wide variety of industries.

OUR INDUSTRY

      The electronic components distribution industry has become an increasingly important sales channel for component manufacturers. Distributors market manufacturers' products to a broader range of OEMs than such manufacturers could economically serve with their direct sales forces. Today, distributors have become an integral part of their customers' purchasing and inventory process. Distributors offer their customers the ability to outsource their purchasing and warehousing responsibilities. Electronic Data Interchange ("EDI") permits distributors to receive timely scheduling of component requirements from customers enabling them to provide these value-added services. Distributors also work with their suppliers to ensure that manufacturers' components are integrated into the design of new products.

      According to the most recent data available from the National Electronics Distributors' Association, an industry trade association, in 1998, the electronics distribution industry recorded approximately $30.1 billion in sales. Of these sales, approximately $20.8 billion consisted of sales of active components (semiconductors and computer products) and approximately $8.5 billion consisted of sales of passive components (capacitors, electromechanical devices and resistors).

Active components and passive components each represented approximately 50% of our net distribution sales in each of our last three fiscal years.

OUR STRATEGY

      Our primary objective is to strengthen our position as a leading electronic components distributor in North America by capitalizing on (i) our recently expanded scope of operations through the acquisition of Interface, and
(ii) the expected continued growth in demand for electronic components. To achieve this objective, we will continue to employ the following strategies:

      ADD AND ENHANCE ALLIANCES WITH CORE VENDORS. We intend to continue to add new alliances and enhance existing alliances with leading electronic component product vendors. We believe that the combination of new vendors with our existing vendor lines, will lead to substantial marketing opportunities to our existing customer base and enhance our ability to develop new customer relationships. Additionally, we believe that a strategy focused on core vendors results in more effective marketing of those vendors' products through greater sales force expertise and strengthens our vendor relationships through increased purchases and sales.

      GAIN MARKET SHARE IN FLAT PANEL DISPLAYS. We intend to strengthen our position as a leading supplier of FPD products and related value-added services for the industrial market. Industrial FPD applications include cellular phones, personal digital assistants, electronic books, smart handhelds, Internet appliances, digital albums, games and home appliances. In 1999, the market for FPDs grew 67% to $18.5 billion. FPDs represent the fastest growing segment of electronic components and are projected to grow at an annual rate of 30% through 2005. Accordingly, we intend to aggressively target this market using our expanded operations and dedicated sales force.

      EMPHASIZE OUR INDUSTRY LEADING PASSIVE COMPONENTS LINE. We believe that we offer a premier line of passive components and we intend to continue to aggressively promote our selection of passive components to obtain new customers and further penetrate our existing customer base. Additionally, we believe the increasing use of sophisticated electronics and the growing demand for miniaturization, portability and increased functionality will drive demand for passive components.

      FOCUS ON THE FAST GROWING MID-TIER ELECTRONIC MANUFACTURERS. We intend to target medium-sized, growth-oriented OEMs and contract manufacturers that have traditionally received less attention from the largest distributors. We believe this strategy enables us to gain market positions with customers in fast growing segments of the electronic components industry, such as data storage and telecommunications.

      GROW THROUGH STRATEGIC ACQUISITIONS. We intend to grow through strategic acquisitions in order to (i) obtain new vendor lines, (ii) expand our customer base and increase our cross-selling opportunities, (iii) expand our geographic presence, and (iv) increase economies of scale. The electronic components distribution industry continues to consolidate on a global basis driven by efficiency gains derived primarily through economies of scale. This trend has made growth through internal sources or by acquisitions imperative to maintaining competitiveness. We generally seek acquisition candidates that have strong, entrepreneurial management teams and leading vendor lines.

PRODUCTS

      We currently distribute over 35,000 stock items. Our management believes that it is necessary for us to carry a wide variety of items in order to fully service our customers' requirements. Our products fall into two broad categories: "active" and "passive" components. Active components and passive components each represented approximately 50% of our net distribution sales in each of our last three fiscal years.

      Active components include semiconductors and computer subsystems. Semiconductors consist of such items as integrated circuits, microprocessors, transistors, diodes, dynamic RAMs, static RAMs, video RAMs and metal oxide field effect transistors. Computer subsystems are an integral part of personal computers and computer workstations and incorporate such items as disk drives, tape drives, flat panels and flat panel monitors, touchscreens and controllers. Passive components consist primarily of capacitors, electromechanical devices, and resistors.

VALUE-ADDED SERVICES

      We also provide a number of value-added services which are intended to attract new customers, to maintain and increase sales to existing customers and, in the case of box build and contract manufacturing, to generate revenues from new customers. Value-added services include:

      - Automated Inventory Management Services. We offer comprehensive, state-of-the-art solutions that effectively manage our customers' inventory reordering, stocking and administration functions. These services reduce paperwork, inventory, cycle time, and the overall cost of doing business for our customers.

      - Kitting. Kitting consists of assembling to a customer's specifications two or more of our 35,000 stock items into pre-packaged kits ready for use in the customer's assembly line. Kitting services allow us to provide a partial or complete fill of a customer's order and enable the customer to more efficiently manage its inventory.

      - Box Build. We assemble various custom components with flat panel displays to a customer's specifications in order to provide an assembled product.

      - Contract Manufacturing. We also provide contract manufacturing services to our OEM customers which include procurement of customer specified components and raw materials from our network of suppliers and other suppliers, assembly of components on printed circuit boards ("PCBs"), and post assembly testing. Our manufacturing process consists of both advanced surface mount technology ("SMT") as well as conventional pin-through-hole ("PTH") interconnection technologies. The SMT process allows for more miniaturization, cost savings and shorter lead paths between components (which results in greater signal speed).

SALES AND MARKETING

      We believe we have developed valuable long-term customer relationships and an in-depth understanding of our customers' needs and purchasing patterns. Our sales personnel are trained to identify our customers' requirements and to actively market our entire product line to satisfy those needs. We serve a broad range of customers in the computer, computer-related, telecommunications, data transmission, defense, aerospace, medical equipment and other industries. None of our customers individually represented more than five percent of net sales in each of Fiscal 2000, 1999 and 1998.

      As an authorized distributor for key vendors, we are able to offer our customers engineering support as well as warranty protection from the product manufacturers which enhances our ability to attract new customers and close sales. We provide additional customer support through communication with customers from computer to computer or through EDI, and through technically competent product managers and Field Application Engineers ("FAEs"). Our FAEs provide design support and technical assistance to our customers with detailed data solutions employing the latest technologies.

      Sales are made throughout the North America from the sales departments maintained at our two distribution facilities located on the East and West Coasts of the United States in California and New York and from 19 strategically located sales offices. Sales are made primarily through personal visits by our employees and by a staff of trained telephone sales personnel who answer inquiries and receive and process orders from customers. In addition, we utilize the services of independent sales representatives whose territories include parts of North America and several foreign countries. These independent sales representatives operate under agreements which are terminable by either party upon 30 days' notice and prohibit them from representing competing product lines. Independent sales representatives are authorized to solicit sales of all of our product lines.

SUPPLIERS

      Manufacturers of electronic components are increasingly relying on the marketing, customer service and other resources of distributors who market their product lines to customers not normally served by the manufacturer, and to supplement the manufacturer's direct sales efforts in other accounts often by providing value-added services not offered by the manufacturer. Manufacturers seek distributors who have strong relationships with desirable customers, are financially strong, have the infrastructure to handle large volumes of products and can assist customers in the design and use of the manufacturers' products. Currently, we have non-exclusive distribution agreements with many manufacturers, including California Micro Devices Corporation, International Resistive Company, Inc., Johanson Dielectrics, Inc., Kemet Electronics Corporation, Rohm Electronics U.S.A., LLC, Samsung Semiconductor, Inc., TDK Corporation of America, Vishay Intertechnology, Inc. and ZeTeX, Inc. We continuously seek to identify potential new suppliers and obtain additional distributorships for new lines of products. We believe that such expansion and diversification will increase our sales and market share.

      We generally purchase products from manufacturers pursuant to non-exclusive distributor agreements. As an authorized distributor, we are able to offer our suppliers marketing support.

      Most of our distributor agreements are cancelable by either party, typically upon 30 to 90 days' notice. These agreements typically provide for price protection, stock rotation privileges and the right to return inventory. Price protection is typically in the form of a credit to the distributor for any inventory in the distributor's possession for which the manufacturer reduces its prices. Stock rotation privileges typically allow us to exchange inventory in an amount up to five percent of a prior period's purchases. Upon termination of a distributor agreement, the right of return typically requires the manufacturer to repurchase our inventory at our adjusted purchase price. We believe that the above-described provisions of our distributorship agreements generally have served to reduce our exposure to loss from unsold inventory. Because price protection, stock rotation privileges and the right to return inventory are limited in scope, there can be no assurances that we will not experience significant losses from unsold inventory in the future.

OPERATIONS

      Component Distribution. Inventory management is critical to a distributor's business. We constantly focus on a high number of resales or "turns" of existing inventory to reduce exposure to product obsolescence and changing customer demand.

      Our central computer system facilitates the control of purchasing and inventory, accounts payable, shipping and receiving, and invoicing and collection information of our distribution business. Our distribution software system includes financial systems, EDI, customer order entry, purchase order entry to manufacturers, warehousing and inventory control. Each of our sales departments and offices is electronically linked to our central computer systems which provides fully integrated on-line real-time data with respect to our inventory levels. Our inventory management system was developed internally and is considered proprietary. We track inventory turns by vendor and by product, and our inventory management system provides immediate information to assist in making purchasing decisions and decisions as to which inventory to exchange with suppliers under stock rotation programs. Our inventory management system also uses bar-code technology along with scanning devices, which we supply to certain customers, and is networked to the facilities of such customers. In some cases, customers use computers that interface directly with our computers to identify available inventory and rapidly process orders. We also monitor supplier stock rotation programs, inventory price protection, rejected material and other factors related to inventory quality and quantity. This system enables us to more effectively manage our inventory and to respond more quickly to customer requirements for timely and reliable delivery of components. Our inventory turnover was approximately 3.7 times for Fiscal 2000.

      Contract Manufacturing. We conduct our contract manufacturing operations through our wholly owned subsidiary Nexus Custom Electronics, Inc., at two locations. The first location is an approximately 32,000 square foot facility located in Brandon, Vermont. The second location is an approximately 30,000 square foot facility located in Woburn, Massachusetts that recently commenced operations. Nexus provides turnkey contract manufacturing services to our OEM customers, which includes procurement of customer specified components and raw materials from our network of suppliers and other suppliers, assembly of components on PCBs and post-assembly testing. OEMs then incorporate the PCBs into finished products. In assembling PCBs, Nexus is capable of employing both PTH and SMT. PTH is a method of assembling PCBs in which component leads are inserted and soldered into plated holes in the board. SMT is a method of assembling PCBs in which components are fixed directly to the surface of the board, rather than being inserted into holes.

      Nexus' Vermont manufacturing facility has earned ISO 9002 certification by the Geneva-based organization dedicated to the development of worldwide standards for quality management guidelines and quality assurance. Management believes sophisticated customers increasingly are requiring their manufacturers to be ISO 9002-certified for purposes of quality assurance.

COMPETITION

      The electronic components distribution industry is highly competitive, primarily with respect to price and product availability. We believe that the breadth of our customer base, services and product lines, our level of technical expertise and the quality of our services generally are also particularly important. We compete with large national distributors such as Arrow Electronics, Inc. and Avnet, Inc., as well as regional and specialty distributors, such as All American Semiconductor, Inc. and Reptron Electronics, Inc., many of whom distribute the same or competitive products. Many of our competitors have significantly greater name recognition and greater financial and other resources than we do.

      The electronics contract manufacturing industry is highly fragmented and is characterized by relatively high levels of volatility, competition and pricing and margin pressure. Many large contract manufacturers operate high-volume facilities and primarily focus on high-volume product runs. In contrast, certain contract manufacturers, such as Nexus, focus on low-to-medium volume and service-intensive products.

BACKLOG

      As the trend toward outsourcing increases, customers have been entering into just-in-time contracts with distributors, instead of placing orders with long lead-times. Orders constituting our backlog are subject to delivery rescheduling, price negotiations and cancellations by the customer, sometimes without penalty or notice. Therefore, backlog is not necessarily indicative of future sales for any particular period.

EMPLOYEES

      At June 30, 2000, we had a total of 471 employees, of which 143 were employed by Nexus. Of our total employees, twelve were engaged in administration, 55 were managerial and supervisory employees, 194 were in sales and 210 performed warehouse, manufacturing and clerical functions. Of these employees, Nexus employed two in administration, 17 in management and supervisory positions, one in sales and 123 in warehouse, manufacturing and clerical functions. There are no collective bargaining contracts covering any of our employees. We believe our relationship with our employees is satisfactory.

PROPERTIES

      All of our facilities are leased except for the Brandon, Vermont property which is owned by Nexus. We currently lease 22 facilities strategically located throughout the United States, two of which are multipurpose facilities used principally as administrative, sales, and purchasing offices, as well as warehouses, one of which is used for contract manufacturing and the remainder of which are used exclusively by us as sales offices. All facilities are linked by computer terminals to our Hauppauge, New York headquarters. The following table sets forth certain information regarding our five principal leased facilities:

                                                                                                   LEASE
                                BASE RENT                                                        EXPIRATION
LOCATION                        PER MONTH         SQUARE FEET               USE                     DATE
Hauppauge, NY(1)                 $51,000            72,000         Administrative, Sales          12/31/03
                                                                   and Warehouse
Franklin, MA                      18,000            11,700         Sales                           3/31/05
Woburn, MA                        14,300            30,000         Manufacturing                   7/31/05
Westlake Village, CA              10,550            10,000         Administrative, Sales           4/30/03
                                                                   and Warehouse
San Jose, CA                       9,400             3,800         Sales                           4/30/03

------
(1) Leased from a partnership owned by Joel H. Girsky and Charles B. Girsky at a current monthly rent which the Company believes represents the fair market value for such space. We sublease a portion of this space to an unaffiliated third party.

      Nexus owns and occupies an approximately 32,000 square foot facility located in Brandon, Vermont, that is used for manufacturing, storage and office space.

      We believe that our present facilities will be adequate to meet our needs for the foreseeable future.

LEGAL PROCEEDINGS

      We are a party to legal matters arising in the general conduct of business. The ultimate outcome of such matters is not expected to have a material adverse effect on our results of operations or financial position.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

      The following are our directors and executive officers:


NAME                                            AGE       POSITION
----                                            ---       --------
Joel H. Girsky ..........................       61        Chairman of the Board, President and
                                                          Treasurer
Joseph F. Oliveri........................       51        Vice Chairman of the Board and Executive
                                                          Vice President
Charles B. Girsky........................       66        Executive Vice President and Director
Jeffrey D. Gash..........................       47        Vice President, Finance and Secretary
Gary Giordano............................       43        Executive Vice President
Stephen A. Cohen.........................       63        Director
Edward M. Frankel........................       62        Director
Joseph F. Hickey, Jr.....................       42        Director

      Joel H. Girsky has been a Director and executive officer of Jaco since it was founded in 1961. He also is a director of Nastech Pharmaceutical Company, Inc. of Hauppauge, New York, and Frequency Electronics, Inc. of Uniondale, New York. Messrs. Joel H. Girsky and Charles B. Girsky are brothers.

      Joseph F. Oliveri became Vice Chairman of the Board of Directors and an Executive Vice President in June 2000. From March 1983 to June 2000 he was President and Chief Executive Officer of Interface. We acquired Interface in June 2000. Mr. Oliveri is also a director of EMC Corporation, a designer and manufacturer of hardware and software products and a provider of services for the storage, management, protection and sharing of electronic information.

      Charles B. Girsky was a founder, Director, and our President from 1961 through January 1983. He became an executive officer again in August 1985 and has been an Executive Vice President since January 1988. He has been a Director since 1986. Messrs. Charles B. Girsky and Joel H. Girsky are brothers.

      Jeffrey D. Gash became Vice President of Finance in January 1989, and was our Controller for more than five years prior thereto. In September 1999, he became our Secretary. He has also served in similar capacities with our subsidiaries.

      Gary Giordano became Executive Vice President in June 2000. From February 1992 to June 2000 he was a Vice President of Sales and Marketing.

      Stephen A. Cohen has been a Director since 1970. Since August 1989, he has practiced law as a member of Morrison Cohen Singer & Weinstein, LLP, Jaco's general counsel.

      Edward M. Frankel became a Director in May 1984. For more than five years he has been President of Vitaquest International, Inc., a distributor of vitamins and health and beauty products, and its predecessor entities.

      Joseph F. Hickey, Jr. became a Director in May 1997. Since February 1991, he has been employed by Tucker Anthony Capital Markets, a national investment banking firm. He is a managing director in Tucker Anthony's investment banking department. Tucker Anthony Capital Markets is an underwriter of this offering.

BOARD COMMITTEES

      We have standing Audit and Compensation Committees. The Audit Committee reviews the work and reports of Jaco's independent accountants. The Audit Committee is comprised of Stephen A. Cohen, Edward M. Frankel and Joseph F. Hickey, Jr. The Compensation Committee makes recommendations to the Board of Directors concerning compensation arrangements for directors, executive officers, and senior management of Jaco. The Compensation Committee is comprised of Mr. Frankel and Mr. Hickey. The entire Board of Directors administers our 1993 Non-Qualified Stock Option Plan and our Restricted Stock Plan.

DIRECTOR COMPENSATION

      Pursuant to our 1993 Stock Option Plan for Outside Directors, the then outside directors (directors who are not employees) were each granted options on December 31, 1993 to purchase 22,000 shares of common stock. In addition, the Outside Directors' Plan provided that each outside director shall also be granted on each December 31 subsequent to December 31, 1993 stock options to purchase 4,399 shares of common stock. All options granted under the Outside Directors' Plan are immediately exercisable, and the exercise price per share of each option is equal to the fair market value of the shares of common stock on the date of grant. No option may be granted after January 1, 1998 under the Outside Directors' Plan.

      On September 16, 1998, each of Messrs. Cohen and Frankel was granted options to purchase 11,250 shares of common stock. The options became exercisable one year from the date of grant and expire on September 15, 2003. The per share exercise price of each option is equal to the closing price of the common stock on the date of grant, or $2.75 per share.

      On September 15, 1999, we granted each of Mr. Stephen A. Cohen, Mr. Edward
M. Frankel and Mr. Joseph F. Hickey, Jr., five year options to purchase 11,250 shares of common stock at an exercise price of $2.50 per share. The per share exercise price of each option is equal to the closing price of the common stock on the date of grant. The options vest on the one-year anniversary date of the date of grant and were issued pursuant to our 1993 Non-Qualified Stock Option Plan.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

      Joseph F. Hickey, Jr., a Director and a member of the Compensation Committee is a managing director of Tucker Anthony Capital Markets which is an underwriter of this offering. See "Underwriting" for information relating to fees to be received by the underwriters in this offering.

EXECUTIVE COMPENSATION

      The following table sets forth the aggregate compensation paid or accrued by us for services rendered during the last three fiscal years for each person who served as Chief Executive Officer or whose total salary and bonus exceeded $100,000 during such years.


                           SUMMARY COMPENSATION TABLE

                                          Annual Compensation                      Long-Term Compensation
                            ----------------------------------------  -------------------------------------------------------------
                                                                               Awards              Payouts
                                                                               ------              -------
                                                        Other Annual  Restricted
        Name and                                        Compensation     Stock        Options/       LTIP            All Other
   Principal Position       Year  Salary($)  Bonus ($)     ($)(1)     Awards ($)(2)  SARs(#)(3)   Payouts($)    Compensation($)(4)
   ------------------       ----  ---------  ---------     ------     -------------  ----------   ----------    ------------------
Joel H. Girsky(5)(6)(7)     2000   325,000   648,100          --           --         60,000          --              66,709
 Chairman of the Board      1999   325,000        --          --           --        300,000          --              58,556
 President, and Treasurer   1998   325,000    81,100          --           --             --          --              57,949
Joseph F. Oliveri(6)(7)(8)  2000    20,770    15,700          --           --         30,000          --                  --
 Vice Chairman and
 Executive Vice President
Charles B. Girsky(5)(6)(7)  2000   225,000   324,000          --           --         15,000          --               6,831
 Executive Vice President   1999   225,000        --          --           --         37,500          --               3,144
                            1998   225,000    41,000          --           --             --          --               3,145
Jeffrey D. Gash(7)          2000   136,000    60,800          --           --         15,000          --               4,953
 Vice President, Finance    1999   125,000    25,800          --           --         15,000          --               2,217
 and Secretary              1998   125,000    28,100          --           --             --          --               1,895
Gary Giordano(7)(9)         2000   158,000    40,000          --           --         15,000          --               1,971
 Executive Vice President

---------------
(1) The costs of certain benefits are not included because they did not exceed, in the case of each named executive officer, the lesser of $50,000 or ten percent of the total annual salary and bonus reported in the above table.

(2) On June 9, 1997, the Board of Directors awarded an aggregate of 97,500 shares of common stock under our Restricted Stock Plan to our executive officers as follows: 37,500 shares of common stock to Mr. Joel Girsky, 37,500 shares of common stock to Mr. Charles Girsky, 15,000 shares of common stock to Mr. Jeffrey Gash and 7,500 shares of common stock to Mr. Gary Giordano. These grants were subject to the approval of our shareholders, which approval was received on December 9, 1997. The awards vest in one-quarter increments annually. Accordingly, as of June 30, 2000, the following portions of the aforementioned awards were vested: 28,125 shares of common stock awarded to each of Mr. Joel Girsky and Mr. Charles Girsky, 11,250 shares of common stock awarded to Mr. Jeffrey Gash and 5,625 shares of common stock awarded to Mr. Gary Giordano. The value of the aggregate restricted stock holdings of these individuals at June 30, 2000 was as follows: $525,000 for Mr. Joel Girsky, $525,000 for Mr. Charles Girsky, $210,000 for Mr. Jeffrey Gash and $105,000 for Mr. Gary Giordano. These figures are based upon the fair market value per share of our common stock at June 30, 2000, minus the purchase price of such awards. The closing sale price for our common stock as of June 30, 2000 on the Nasdaq National Market was $14.67.

(3) Adjusted to give effect to a 3-for-2 stock split which was effective on July 24, 2000.

(4) Includes 401(k) matching contributions, premiums paid on group term life insurance and, in the case of Mr. Joel Girsky, the taxable portion of split dollar life insurance policies and deferred compensation accrued in connection with his employment agreement with us. 401(k) matching contributions for Fiscal 2000 for the Named Executives were as follows:
      Mr. Joel Girsky -- $1,125, Mr. Oliveri -- $0, Mr. Charles Girsky -- $3,786, Mr. Gash -- $4,431 and Mr. Giordano -- $1,665. Premiums paid on group term life insurance for Fiscal 2000 for the Named Executives were as follows: Mr. Joel Girsky -- $8,584, Mr. Oliveri -- $0, Mr. Charles Girsky -- $3,045, Mr. Gash -- $522 and Mr. Giordano -- $306. The taxable portion of split dollar life insurance policies for Mr. Joel Girsky was $7,000 for Fiscal 2000. $50,000 deferred compensation was accrued in Fiscal 2000 in connection with Mr. Joel Girsky's employment agreement with us.

(5) Because we are using the proceeds from this offering to reduce debt and because this reduction in debt will reduce our interest expense and accordingly result in an increase in earnings before taxes, Mr. Joel Girsky and Mr. Charles Girsky may each receive a larger bonus than if the debt had remained outstanding.

(6) Our employment agreements with Mr. Joel Girsky and Mr. Charles Girsky provide for the payment of bonuses based upon a percentage of our earnings before income taxes. Mr. Oliveri's employment agreement with Interface provides for the payment of bonuses based upon a percentage of the gross profits from certain customers of Interface.

(7) Our employment agreements with Mr. Joel Girsky, Mr. Joseph Oliveri, Mr. Charles Girsky and Mr. Jeffrey Gash provide for cash payments in the event of a change of control of Jaco. In addition, we entered into an agreement with Mr. Giordano that provides for cash payments to Mr. Giordano in the event of a change of control of Jaco.

(8)   Mr. Oliveri became an Executive Vice President of Jaco on June 6, 2000.

(9)   Mr. Giordano became an Executive Vice President of Jaco on June 22, 2000.

                       PRINCIPAL AND SELLING SHAREHOLDERS

      The following table sets forth certain information concerning the beneficial ownership of the shares of our common stock as of September 14, 2000 for:

      - each person we know to be the beneficial owner of five percent or more of the outstanding shares of common stock;

      - each executive officer listed in the summary compensation table above;

      -     each of our directors;

      -     all executive officers and directors as a group; and

      -     each selling shareholder.


                                                                                    PERCENTAGE OF SHARES
                                                                                   BENEFICIALLY OWNED(3)
                                                                               -----------------------------
                                                     AGGREGATE NUMBER OF
NAME AND ADDRESS OF                                  SHARES BENEFICIALLY          BEFORE            AFTER
  BENEFICIAL OWNER(1)                                     OWNED(2)               OFFERING         OFFERING
Joel H. Girsky(3)                                         1,020,140              17.1%              13.5%(4)
Joseph F. Oliveri                                             --                   --                 --
Charles B. Girsky(5)                                        505,815               8.8                7.0(6)
Stephen A. Cohen(7)                                          29,683                 *                  *
Edward M. Frankel(8)                                         31,299                 *                  *
Joseph F. Hickey, Jr.(9)                                     32,149                 *                  *
Jeffrey D. Gash(10)                                          47,298                 *                  *
Gary Giordano(11)                                            22,500                 *                  *
Dimensional Fund Advisors(12)                               410,074               7.3                5.7
1299 Ocean Avenue
11th Floor
Santa Monica, CA 90401
All directors and executive officers as a
group (eight persons)(13)                                  1,688,884             27.2               21.7

----------------------------

*     Less than one percent.

(1) Unless otherwise indicated, the address of each person listed is 145 Oser Avenue, Hauppauge, New York, 11788.

(2) Assumes a base of 5,633,959 shares of common stock outstanding, before any consideration is given to outstanding options.

(3) Includes 323,098 shares of common stock acquirable pursuant to options exercisable within 60 days granted under our 1993 Non-Qualified Stock Option Plan and 37,500 shares of common stock awarded under our Restricted Stock Plan.

(4) Includes up to [___] shares of common stock which may be sold by Mr. Joel Girsky if the overallotment option is exercised by the underwriters.

(5) Includes (i) 355,315 shares of common stock owned by the Girsky Family Trust, (ii) 112,500 shares of common stock acquirable pursuant to options exercisable within 60 days granted under our 1993 Non-Qualified Stock Option Plan and (iii) 37,500 shares of common stock awarded under our Restricted Stock Plan.

(6) Includes up to [___] shares of common stock which may be sold by Mr. Charles Girsky if the overallotment option is exercised by the underwriters.

(7) Includes 11,250 shares of common stock acquirable pursuant to non-qualified stock options exercisable within 60 days granted to Mr. Cohen by the Company and 11,250 shares of common stock acquirable pursuant to the exercise of options granted under our 1993 Non-Qualified Stock Option Plan.

(8) Includes (i) 8,799 shares of common stock acquirable pursuant to options exercisable within 60 days granted under our Outside Directors' Plan, (ii) 11,250 shares of common stock acquirable pursuant to non-qualified stock options exercisable within 60 days granted to Mr. Frankel by Jaco and
      (iii) 11,250 shares of common stock acquirable pursuant to options exercisable within 60 days granted under our 1993 Non-Qualified Stock Option Plan.

(9) Includes (i) 4,399 shares of common stock acquirable pursuant to options exercisable within 60 days granted under our Outside Directors' Plan, (ii) 15,000 shares of common stock acquirable pursuant to non-qualified stock options exercisable within 60 days granted to Mr. Hickey by Jaco and (iii) 11,250 shares of common stock acquirable pursuant to options exercisable within 60 days granted under our 1993 Non-Qualified Stock Option Plan.

(10) Includes 30,000 shares of common stock acquirable pursuant to options exercisable within 60 days granted under our 1993 Non-Qualified Stock Option Plan and 15,000 shares of common stock awarded under our Restricted Stock Plan.

(11) Includes 15,000 shares of common stock acquirable pursuant to options exercisable within 60 days granted under our 1993 Non-Qualified Stock Option Plan and 7,500 shares of common stock awarded under our Restricted Stock Plan.

(12) These securities are held in investment advisory accounts of Dimensional Fund Advisors, Inc. This information is based upon a Schedule 13G dated February 4, 2000, and information made available to Jaco.

(13) Includes 565,046 shares of common stock acquirable pursuant to options exercisable within 60 days and 97,500 shares of common stock awarded under our Restricted Stock Plan.


                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

      During Fiscal 2000, we incurred approximately $612,000 of rental expenses in connection with our main headquarters and centralized inventory distribution facility, located in Hauppauge, New York, which was paid to Bemar Realty Company, the owner of such premises. Bemar is a partnership consisting of Messrs. Joel Girsky and Charles Girsky, both of whom are officers, directors and principal shareholders. The lease on the property, which is net of all expenses, including taxes, utilities, insurance, maintenance and repairs was renewed on January 1, 1996 and expires on December 31, 2003. We believe the current rental rate is at its fair market value.

      Joseph F. Oliveri, our Vice Chairman of the Board and an Executive Vice President, has been a director of EMC Corporation, a public company, since March 1993. Mr. Oliveri was also the President and Chief Executive Officer of Interface from March 1983 until June 2000, when we acquired Interface. Interface sells components to contract manufacturers which incorporate such components into products sold to EMC. Mr. Oliveri was a 40% stockholder of Interface, and therefore, upon the acquisition of Interface, Mr. Oliveri received his proportionate share of the $15.4 million purchase price paid by Jaco at the closing and is entitled to receive his proportionate share of up to approximately $6.6 million of deferred payments.

      Joseph F. Hickey, Jr., a Director is also a managing director of Tucker Anthony Capital Markets. Tucker Anthony Capital Markets is an underwriter of this offering. See "Underwriting" for information relating to fees to be received by the underwriters in this offering.

                            DESCRIPTION OF SECURITIES

                                AUTHORIZED STOCK

      The following summarizes the terms of our common stock which you will receive in this offering. Please read our Certificate of Incorporation, which is included as an exhibit to the Registration Statement of which this prospectus is a part.

      Our Authorized Capital Stock:

      -     10 million shares of common stock, $0.10 par value per share; and

      -     100,000 shares of preferred stock, $10 par value per share.

COMMON STOCK

      Voting:

      - One vote for each share held of record on all matters submitted to a vote of shareholders;

      -     No cumulative voting rights;

      -     Election of directors by plurality of votes cast; and

      -     All other matters by majority of the votes cast.

      Dividends:

      - Subject to preferential dividend rights of outstanding shares of preferred stock, common stockholders are entitled to receive ratably declared dividends; and

      -     The Board may only declare dividends out of legally available funds.

      Additional Rights:

      - Subject to the preferential liquidation rights of outstanding shares of preferred stock, common stockholder are entitled to receive ratably net assets (available after payment of debts and other liabilities) upon our liquidation, dissolution or winding up;

      -     No preemptive rights;

      -     No subscription rights;

      -     No redemption rights;

      -     No sinking fund rights; and

      -     No conversion rights.

      The rights and preferences of common stockholders are subject to the rights of any class of preferred stock we may issue in the future.

PREFERRED STOCK

      By resolution of our Board of Directors, we may, without any further vote or action by our shareholders, authorize and issue, subject to limitations prescribed by law, an aggregate of 100,000 shares of preferred stock. The preferred stock may be issued in one or more classes or class. With respect to any classes or class, the Board may determine the designation and the number of shares, preferences, limitations and special rights, including dividend rights, conversion rights, voting rights, redemption rights and liquidation preferences. Because of the rights that may be granted, the issuance of preferred stock may delay, defer or prevent a change of control. Prior to this offering, we had no shares of preferred issued and outstanding.

TRANSFER AGENT

      American Stock Transfer and Trust Company serves as our transfer agent.

                         SHARES ELIGIBLE FOR FUTURE SALE

      Upon completion of this offering, there will be 7,233,959 shares of common stock outstanding. Of these shares, 1,123,838 shares, together with any shares acquired by affiliates in this offering, will be subject to Rule 144 under the Securities Act. As a result, 6,110,121 shares, less any shares acquired by affiliates in this offering, will be freely transferable without restriction.

      In general, under Rule 144 a person (or persons whose shares are aggregated) who has beneficially owned restricted shares for at least one year, including persons who may be deemed to be affiliates of Jaco, would be entitled to sell, within any three-month period, a number of shares that does not exceed the greater of 1% of the total number of then-outstanding shares of common stock or the average weekly trading volume in the common stock as reported by the Nasdaq National Market during the four calendar weeks preceding such sale. Sales pursuant to Rule 144 also are subject to certain other requirements relating to the manner of sale, notice and availability of current public information about Jaco. Affiliates may publicly sell shares not constituting restricted securities under Rule 144 in accordance with the foregoing volume limitations and other restrictions but without regard to the one-year holding period. Under Rule 144(k), a person who is not deemed to have been an affiliate of Jaco at any time during the 90 days immediately preceding a sale by such person, and who has beneficially owned restricted shares for at least two years, would be entitled to sell such shares under Rule 144 without regard to any of the limitations described above.

      Jaco, its directors and executive officers have agreed not to offer, sell, contract to sell or otherwise dispose of any shares of common stock, for a period of 120 days after the date of the Prospectus, without the prior written consent of the underwriters. After this period, 1,123,838 shares of common stock held by this group will be eligible for sale subject to the resale limitations of Rule 144.

      We cannot predict the effect, if any, that future sales of shares or the availability of shares for future sale will have on the prevailing market price of our common stock. Sales of substantial amounts of our common stock in the public market or the perception that such sales might occur, could adversely affect the prevailing market price of our common stock.

                                  UNDERWRITING

      Subject to the terms and conditions stated in the underwriting agreement dated the date hereof, each underwriter named below has severally agreed to purchase from us and our selling shareholders the number of shares set forth opposite the name of such underwriter.


UNDERWRITERS                                               NUMBER OF SHARES
------------                                               ----------------
Tucker Anthony Incorporated..........................
Needham & Company, Inc...............................
          Total......................................
                                                           ================


      The underwriting agreement provides that the obligations of the several underwriters to purchase the shares included in this offering are subject to approval of certain legal matters by counsel and to certain other conditions. The underwriters are obligated to purchase all the shares (other than those covered by the over-allotment option described below) if they purchase any of the shares.

      The underwriters, for whom Tucker Anthony Incorporated and Needham & Company, Inc. are acting as representatives, propose to offer some of the shares directly to the public at the public offering price set forth on the cover page of this prospectus. The underwriters may allow, and such dealers may reallow, a concession not in excess of [ ] per share on sales to certain other dealers.

      Our selling shareholders, Mr. Joel Girsky and Mr. Charles Girsky, have granted to the underwriters an option, exercisable for 30 days from the date of the prospectus, to purchase up to 240,000 additional shares of common stock at the public offering price less the underwriting discount. The underwriters may exercise such options solely for the purpose of covering over-allotments if any in connection with this offering. To the extent such option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase a number of additional shares approximately proportionate to such underwriter's initial purchase commitment.

      We and our officers and directors and our selling shareholders have agreed that, for a period of 120 days from the date of this prospectus, we will not, without the prior written consent of Tucker Anthony Incorporated, dispose of or hedge any shares of common stock of Jaco or securities convertible into or exchangeable for common stock. Tucker Anthony Incorporated in its sole discretion may release any of the securities subject to these lock-up agreements at any time without notice. The common stock is quoted on the Nasdaq National Market under the symbol "JACO."

      The following table shows the underwriting discounts and commissions to be paid to the underwriters by us and our selling shareholders in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares of common stock.


                                                                 Total
                                                      ----------------------------
                                                      No Exercise     Full Exercise
                                                        of Over-        of Over-
                                                       allotment       allotment
                                        Per Share        Option          Option
                                       -----------    ------------    ------------
Paid by Jaco.....................
Paid by selling shareholders.....

      In connection with the offering, Tucker Anthony Incorporated, on behalf of the underwriters, may purchase and sell shares of common stock in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves syndicate sales of common stock in excess of the number of shares to be purchased by the underwriters in the offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids or purchases of common stock made for the purpose of preventing or retarding a decline in the market price of the common stock while the offering is in progress.

      Any of these activities may cause the price of the common stock to be higher than the price that otherwise would exist in the open market in the absence of such transactions. These transactions may be effected on the Nasdaq National Market or in the over-the-counter market, or otherwise and, if commenced, may be discontinued at any time.

      In addition, in connection with this offering, certain of the underwriters (and selling group members) may engage in passive market making transactions in the common stock on the Nasdaq National Market, prior to the pricing and completion of the offering. Passive market making consists of displaying bids on the Nasdaq National Market no higher than the bid prices of independent market makers and making purchases at prices no higher than those independent bids and effected in response to order flow. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market makers average daily trading volume in the common stock during a specified period and must be discontinued when such limit is reached. Passive market making may cause the price of the common stock to be higher than the price that otherwise would exist in the open market in the absence of such transactions. If passive market making is commenced, it may be discontinued at any time.

      We will pay the expenses of this offering, estimated to be $[ ].

      We and our selling shareholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make in respect of any of those liabilities.

                                  LEGAL MATTERS

      Morrison Cohen Singer & Weinstein, LLP, New York, New York will pass upon the validity of the shares of common stock for us in connection with this offering. Stephen A. Cohen, a member of the firm and a Director of Jaco, currently owns 7,183 shares of common stock and holds options to purchase an additional 22,500 shares of common stock. The underwriters have been represented by Michael Best & Friedrich LLP, Milwaukee, Wisconsin.


                                    EXPERTS

      The consolidated financial statements of Jaco Electronics, Inc. and Subsidiaries as of June 30, 2000 and 1999 and for each of the three years in the period ended June 30, 2000, and the financial statements of Interface Electronics Corp. as of December 31, 1999 and for the year then ended contained in this prospectus have been audited by Grant Thornton LLP, independent certified public accountants, as set forth in their reports, which are included in this prospectus and are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

      The financial statements of Interface Electronics Corp. as of December
31, 1998 and 1997 and for each of the years then ended contained in this prospectus have been audited by Wald & Ingle, P.C., independent auditors, as set forth in their report, which are included in this prospectus and is included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                      DOCUMENTS WE INCORPORATE BY REFERENCE

      The SEC allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring you to other documents that contain the information. The information we incorporate by reference is considered to be a part of this prospectus and automatically updates and supersedes previously filed information. We incorporate by reference our annual report on Form 10-K for Fiscal 2000 and all of our subsequent filings made pursuant to the Securities Exchange Act of 1934, as amended, prior to the effectiveness of the registration statement.

      These incorporated documents contain important information about our finances and us. The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information in this prospectus. The information incorporated by reference is an important part of this prospectus.

      You may request additional copies of documents incorporated by reference from us at no cost. Please direct your request to: Mr. Jeffrey D. Gash, Vice President and Principal Financial Officer, Jaco Electronics, Inc., 145 Oser Avenue, Hauppauge, New York 11788. Our telephone number is (631) 273-5500.

                       WHERE YOU CAN FIND MORE INFORMATION

      We have filed a registration statement on Form S-2, including amendments thereto, relating to the common stock offered hereby with the Securities and Exchange Commission, Washington, D.C. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference. For further information with respect to Jaco and our common stock offered hereby reference is made to the registration statement, exhibits and schedules. A copy of the registration statement may be inspected by anyone without charge at the Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of all or any part thereof may be obtained from the Commission upon the payment of certain fees prescribed by the Commission. Additional information may also be obtained by calling the Commission at 1-800-SEC-0330 and on-line at the Commission's Website at www.sec.gov.

      We furnish our shareholders with annual reports containing financial statements audited by an independent public accounting firm.

                          INDEX TO FINANCIAL STATEMENTS

                                                                                PAGE NUMBER
                                                                                -----------
JACO ELECTRONICS, INC. AND SUBSIDIARIES

      Report of Independent Certified Public Accountants                        F-2
            Consolidated Balance Sheets at June 30, 2000 and 1999               F-3
            Consolidated Statements of Operations for each of the three
              years in the period ended June 30, 2000 and 1999                  F-5
            Consolidated Statement of Changes in Shareholders'
            Equity for the three years in the period ended June 30, 2000        F-6
            Consolidated Statements of Cash Flows for each of the
              three years ended June 30, 2000                                   F-7
            Notes to Consolidated Financial Statements for each of the
              three years in the period ended June 30, 2000                     F-8

INTERFACE ELECTRONICS CORP.

            Condensed Balance Sheet at June 30, 2000 and December 31, 1999
              (unaudited)                                                       F-30
            Condensed Statements of Operations for the six months
              ended June 30, 2000 and 1999 (unaudited)                          F-31
            Condensed Statements of Cash Flows for the six months ended
              June 30, 2000 and 1999 (unaudited)                                F-32
            Notes to Condensed Financial Statements for the six months ended
              June 30, 2000 and 1999 (unaudited)                                F-33
      Report of Independent Certified Public Accountants                        F-34
            Balance Sheet at December 31, 1999                                  F-35
            Statement of Operations and Accumulated Deficit for the year ended
              December 31, 1999                                                 F-37
            Statement of Cash Flows for the year ended December 31, 1999        F-38
            Notes to Financial Statements for the year ended December 31,
            1999                                                                F-39
      Report of Independent Certified Public Accountants                        F-44
            Consolidated Balance Sheets at December 31, 1998 and 1997           F-45
            Consolidated Statements of Operations for the years ended
              December 31, 1998 and 1997                                        F-47
            Statements of Retained Earnings for the years ended
              December 31, 1998 and 1997                                        F-47
            Consolidated Statements of Cash Flows for the years ended
              December 31, 1998 and 1997                                        F-48
            Consolidated Supplementary Information for the years ended
              December 31, 1998 and 1997                                        F-49
            Notes to the Financial Statements for the years ended
              December 31, 1998                                                 F-50

JACO ELECTRONICS, INC. AND SUBSIDIARIES PRO FORMA FINANCIAL INFORMATION.

            Unaudited Pro Forma Consolidated Statement of Operations for the
              years ended June 30, 2000                                         F-53

            Notes to Unaudited Pro Forma Consolidated Statement of
              Operations for the years ended June 30, 2000 and 1999             F-54






               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS




Board of Directors and Shareholders
   JACO ELECTRONICS, INC.


We have audited the accompanying consolidated balance sheets of Jaco Electronics, Inc. and Subsidiaries (the "Company") as of June 30, 2000 and 1999 and the related consolidated statements of operations, changes in shareholders' equity, and cash flows for each of the three years in the period ended June 30, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Jaco Electronics, Inc. and Subsidiaries as of June 30, 2000 and 1999, and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended June 30, 2000 in conformity with accounting principles generally accepted in the United States of America.





/s/ GRANT THORNTON LLP
GRANT THORNTON LLP


Melville, New York
August 15, 2000

                     Jaco Electronics, Inc. and Subsidiaries

                           CONSOLIDATED BALANCE SHEETS

                                    June 30,


                        ASSETS                                  2000                1999
                                                             ------------        ------------
CURRENT ASSETS
   Cash                                                      $    617,603        $    922,247
   Marketable securities                                          880,954             881,622
   Accounts receivable, less allowance for doubtful
     accounts of $1,111,000 in 2000 and $440,000
     in 1999                                                   42,179,468          23,408,900
   Inventories                                                 53,415,793          33,224,719
   Prepaid expenses and other                                     887,804             660,782
   Prepaid and refundable income taxes                                                990,855
   Deferred income taxes                                        1,975,000             336,000
                                                             ------------        ------------

      Total current assets                                     99,956,622          60,425,125




PROPERTY, PLANT AND EQUIPMENT - AT COST, NET                    6,926,734           6,983,761


DEFERRED INCOME TAXES                                                                 390,000


GOODWILL, less accumulated amortization of $1,141,000
   in 2000 and $895,000 in 1999                                16,600,432           3,588,449




OTHER ASSETS                                                    2,845,305           1,543,328
                                                             ------------        ------------

                                                             $126,329,093        $ 72,930,663
                                                             ============        ============


The accompanying notes are an integral part of these statements.

                     Jaco Electronics, Inc. and Subsidiaries

                                    June 30,


                    LIABILITIES AND
                SHAREHOLDERS' EQUITY                               2000                  1999
                                                              -------------         -------------
CURRENT LIABILITIES
  Accounts payable                                            $  35,346,299         $  15,923,157
  Current maturities of long-term debt and
    capitalized lease obligations                                   807,444               791,814
  Accrued compensation                                            2,191,693               891,987
  Accrued expenses                                                1,652,019               820,175
  Income taxes payable                                            1,575,319
                                                              -------------         -------------

      Total current liabilities                                  41,572,774            18,427,133


LONG-TERM DEBT AND CAPITALIZED LEASE
  OBLIGATIONS                                                    40,940,877            18,885,664


DEFERRED INCOME TAXES                                               225,000


DEFERRED COMPENSATION                                               800,000               750,000


COMMITMENTS AND CONTINGENCIES


SHAREHOLDERS' EQUITY
  Preferred stock - authorized, 100,000 shares, $10
    par value; none issued
  Common stock - authorized, 10,000,000 shares, $.10
    par value; issued, 6,252,259 and 4,065,721 shares,
    respectively, and 5,633,959 and 3,653,521 shares
    outstanding, respectively                                       625,226               406,572
  Additional paid-in capital, net                                23,906,301            22,531,295
  Retained earnings                                              20,296,761            13,920,807
  Accumulated other comprehensive income                            166,669               213,707
  Treasury stock - 618,300 and 412,200 shares,
  respectively, at cost                                          (2,204,515)           (2,204,515)
                                                              -------------         -------------

                                                                 42,790,442            34,867,866
                                                              -------------         -------------
                                                              $ 126,329,093         $  72,930,663
                                                              =============         =============


The accompanying notes are an integral part of these statements.

                     Jaco Electronics, Inc. and Subsidiaries

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                               Year ended June 30,


                                                         2000                 1999                  1998
                                                     -------------        -------------         -------------
Net sales                                            $ 209,325,180        $ 140,710,825         $ 153,674,226
Cost of goods sold                                     162,443,001          113,334,627           121,796,083
                                                     -------------        -------------         -------------

     Gross profit                                       46,882,179           27,376,198            31,878,143

 Selling, general and administrative expenses           34,522,667           27,642,724            28,706,520
                                                     -------------        -------------         -------------

     Operating profit (Loss)                            12,359,512             (266,526)            3,171,623

Interest expense                                         1,558,558            1,308,624             1,140,362
                                                     -------------        -------------         -------------

     Earnings (Loss) before income taxes                10,800,954           (1,575,150)            2,031,261

Income tax provision (benefit)                           4,425,000             (418,000)              847,000
                                                     -------------        -------------         -------------

     NET EARNINGS (LOSS)                             $   6,375,954        $  (1,157,150)        $   1,184,261
                                                     =============        =============         =============

Net earnings (loss) per common share:
   Basic                                             $        1.16        $       (0.21)        $        0.21
                                                     =============        =============         =============
   Diluted                                           $        1.11        $       (0.21)        $        0.20
                                                     =============        =============         =============

Weighted-average common shares and common
  equivalent shares outstanding:
    Basic                                                5,497,866            5,547,405             5,755,050
                                                     =============        =============         =============
    Diluted                                              5,766,086            5,547,405             5,882,277
                                                     =============        =============         =============


The accompanying notes are an integral part of these statements.

                     Jaco Electronics, Inc. and Subsidiaries

                        CONSOLIDATED STATEMENT OF CHANGES
                             IN SHAREHOLDERS' EQUITY

                    Years ended June 30, 2000, 1999 and 1998

                                                                                                                      Accumulated
                                                                             Additional                                  other
                                                                               paid-in              Retained          comprehensive
                                        Shares              Amount             capital              earnings              income
                                     ------------        ------------        ------------         ------------         ------------
Balance at July 1, 1997                 3,975,721        $    397,572        $ 22,180,295         $ 13,893,696         $    120,200

Net earnings                                                                                         1,184,261
Unrealized gain on marketable
  securities - net                                                                                                           44,185

Comprehensive income

Issuance of restricted stock               90,000               9,000             621,000
Deferred compensation expense
Purchase of treasury stock
                                     ------------        ------------        ------------         ------------         ------------
Balance at June 30, 1998                4,065,721             406,572          22,801,295           15,077,957              164,385

Net loss                                                                                            (1,157,150)
Unrealized gain on marketable
  securities - net                                                                                                           49,322

Comprehensive loss

Deferred compensation expense
Purchase of treasury stock
                                     ------------        ------------        ------------         ------------         ------------

Balance at June 30, 1999                4,065,721             406,572          22,801,295           13,920,807              213,707

Net earnings                                                                                         6,375,954
Unrealized loss on marketable
  securities - net                                                                                                          (47,038)


Comprehensive income

Exercise of stock options                 102,482              10,248             860,760
Stock options income tax
  benefits                                                                        431,840
Restricted stock plan income
  tax benefits                                                                    155,812
Effect of 3-for-2 stock split           2,084,056             208,406            (208,406)
Deferred compensation expense
                                     ------------        ------------        ------------         ------------         ------------
Balance at June 30, 2000                6,252,259        $    625,226        $ 24,041,301         $ 20,296,761         $    166,669
                                     ============        ============        ============         ============         ============

                                                           Deferred               Total
                                       Treasury             compen-            shareholders'
                                        stock               sation                equity
                                     ------------         ------------         ------------
Balance at July 1, 1997              $   (700,000)                             $ 35,891,763
                                                                               ------------


Net earnings                                                                      1,184,261
Unrealized gain on marketable
  securities - net                                                                   44,185
                                                                               ------------
Comprehensive income                                                              1,228,446
                                                                               ------------
Issuance of restricted stock                              $   (540,000)              90,000
Deferred compensation expense                                  135,000              135,000
Purchase of treasury stock               (719,962)                                 (719,962)
                                     ------------         ------------         ------------
Balance at June 30, 1998               (1,419,962)            (405,000)          36,625,247
                                                                               ------------
Net loss                                                                         (1,157,150)
Unrealized gain on marketable
  securities - net                                                                   49,322
                                                                               ------------
Comprehensive loss                                                               (1,107,828)
                                                                               ------------
Deferred compensation expense                                  135,000              135,000
Purchase of treasury stock               (784,553)                                 (784,553)
                                     ------------         ------------         ------------

Balance at June 30, 1999               (2,204,515)            (270,000)          34,867,866
                                                                               ------------
Net earnings                                                                      6,375,954
Unrealized loss on marketable
  securities - net                                                                  (47,038)
                                                                               ------------

Comprehensive income                                                              6,328,916
                                                                               ------------
Exercise of stock options                                                           871,008
Stock options income tax
  benefits                                                                          431,840
Restricted stock plan income
  tax benefits                                                                      155,812
Effect of 3-for-2 stock split
Deferred compensation expense                                  135,000              135,000
                                     ------------         ------------         ------------
Balance at June 30, 2000             $ (2,204,515)        $   (135,000)        $ 42,790,442
                                     ============         ============         ============


The accompanying notes are an integral part of this statement.

                     Jaco Electronics, Inc. and Subsidiaries

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                               Year ended June 30,


                                                                         2000                 1999                  1998
                                                                    ------------         ------------         -------------
Cash flows from operating activities
   Net earnings (loss)                                              $  6,375,954         $ (1,157,150)        $   1,184,261
   Adjustments to reconcile net earnings (loss) to net cash
     provided by (used in) operating activities
       Depreciation and amortization                                   1,868,420            1,587,766             1,356,457
       Deferred compensation                                             185,000              185,000               185,000
       Deferred income tax (benefit) expense                            (996,963)             351,000                33,000
       (Gain) loss on sale of equipment                                                          (918)                2,717
       Provision for doubtful accounts                                   597,694              981,622               475,816
       Changes in operating assets and liabilities, net of
         effects of acquisitions
           Increase in accounts receivable                           (14,659,938)          (2,502,904)             (355,660)
           (Increase) decrease in inventories                        (15,356,153)           2,512,569            (2,426,087)
           (Increase) decrease in prepaid expenses and other             (57,057)             542,416               156,419
           Increase (decrease) in accounts payable                    10,630,824             (710,232)              800,191
           Increase (decrease) in accrued compensation                 1,299,706              (61,188)               65,244
           Increase in accrued expenses                                  540,639               12,488               226,689
           Increase (decrease) in income taxes payable                 2,566,174             (380,723)              (81,889)
                                                                    ------------         ------------         -------------

       Net cash (used in) provided by operating activities            (7,005,700)           1,359,746             1,622,158
                                                                    ------------         ------------         -------------

Cash flows from investing activities
   Purchase of marketable securities                                     (73,407)             (39,139)              (68,049)
   Capital expenditures                                                 (892,149)          (1,603,361)           (1,068,775)
   Proceeds from the sale of equipment                                   128,892                9,689               120,515
   Business acquisitions, net of cash acquired                       (14,877,230)
   Decrease (increase) in other assets                                 2,342,542               (7,834)             (258,905)
                                                                    ------------         ------------         -------------

       Net cash used in investing activities                         (13,371,352)          (1,640,645)           (1,275,214)
                                                                    ------------         ------------         -------------

Cash flows from financing activities
   Borrowings from line of credit                                     95,831,956           53,507,313           152,258,926
   Borrowings under term loan for equipment                                                   575,000
   Payments of line of credit                                        (76,391,130)         (51,851,995)         (151,076,073)
   Principal payments under equipment financing                         (612,792)            (590,889)             (586,345)
   Payments under term loan                                             (214,286)            (214,286)             (214,286)
   Purchase of treasury stock                                                                (784,553)             (719,962)
   Proceeds from issuance of restricted stock                                                                        90,000
   Proceeds from exercise of stock options                               871,008
   Stock options income tax benefits                                     431,840
   Restricted stock plan income tax benefits                             155,812
                                                                    ------------         ------------         -------------

       Net cash provided by (used in) financing activities            20,072,408              640,590              (247,740)
                                                                    ------------         ------------         -------------

       NET (DECREASE) INCREASE IN CASH                                  (304,644)             359,691                99,204

Cash at beginning of year                                                922,247              562,556               463,352
                                                                    ------------         ------------         -------------

Cash at end of year                                                 $    617,603         $    922,247         $     562,556
                                                                    ============         ============         =============

Supplemental disclosures of cash flow information:
Cash paid during the year for
   Interest                                                         $  1,559,000         $  1,310,000         $   1,301,000
   Income taxes                                                        2,267,000               22,000               929,000
Supplemental schedule of noncash financing and
   investing activities:
     Equipment under capital leases                                 $    126,229         $    552,544         $   1,165,781


The accompanying notes are an integral part of these statements.

                     Jaco Electronics, Inc. and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                          June 30, 2000, 1999 and 1998



NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      Jaco Electronics, Inc. and Subsidiaries (the "Company") is primarily engaged in the distribution of semiconductors, capacitors, resistors, electromechanical devices, flat panel displays and monitors and power supplies, which are used in the manufacture and assembly of electronic products. In addition, the Company provides contract manufacturing services.

      Electronics parts distribution sales include exports made principally to customers located in Western Europe, Canada, Mexico, and the Far East. For the years ended June 30, 2000, 1999 and 1998, export sales amounted to approximately $8,170,000, $4,810,000 and $4,537,000, respectively.

      A summary of the significant accounting policies applied in the preparation of the accompanying consolidated financial statements follows:

      1.    Principles of Consolidation

            The accompanying consolidated financial statements include the accounts of Jaco Electronics, Inc. and its subsidiaries, all of which are wholly-owned. All significant intercompany balances and transactions have been eliminated.

      2.    Revenue Recognition

            The Company recognizes revenue as products are shipped and title passes to customers.

      3.    Investments in Marketable Securities

            Investments in marketable securities consist of investments in mutual funds. Such investments have been classified as "available-for-sale securities" and are reported at fair market value, which is inclusive of unrealized gains of $261,379 and $335,455 in 2000 and 1999, respectively. Changes in the fair value of available-for-sale securities are included in accumulated other comprehensive income, net of the related deferred tax effects.

      4.    Inventories

            Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out and average cost methods.

                     Jaco Electronics, Inc. and Subsidiaries

                          June 30, 2000, 1999 and 1998



NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

      5.    Property, Plant and Equipment

            Property, plant and equipment are stated at cost. Depreciation is provided for using the straight-line method over the estimated useful life of the assets.

            The Company capitalizes costs incurred for internally developed software where economic and technological feasibility has been established. These capitalized software costs are being amortized on a straight-line basis over the estimated useful life of seven years.

      6.    Goodwill And Other Intangible Assets

            Goodwill and other intangible assets represent the excess of the aggregate price paid by the Company over the fair market value of the tangible assets acquired in business acquisitions accounted for as a purchase. Goodwill and other identifiable intangible assets are amortized on a straight-line basis from five to forty years.

            The Company reviews for the impairment of long-lived assets and certain identifiable intangibles (including goodwill, property and equipment) whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss would be recognized when estimated future cash flows expected to result from the use of the asset and its eventual disposition is less than its carrying amount. The Company has not identified such impairment losses.

      7.    Income Taxes

            Deferred income taxes are recognized for temporary differences between financial statement and income tax bases of assets and liabilities and net operating loss carryforwards for which income tax expenses or benefits are expected to be realized in future years. A valuation allowance has been established to reduce deferred tax assets attributable to a subsidiary of the Company, as it is more likely than not that all, or some portion, of such deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

                     Jaco Electronics, Inc. and Subsidiaries

                          June 30, 2000, 1999 and 1998



NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)


      8.    Earnings (Loss) Per Common Share

            Earnings per share have been restated for all periods presented to give effect to a 3-for-2 stock split announced on June 26, 2000.

            Basic earnings per share are determined by dividing the Company's net earnings by the weighted average shares outstanding. Diluted earnings per share include the dilutive effects of outstanding stock options.

      9.    Financial Instruments and Business Concentrations

            Financial instruments which potentially subject the Company to concentration of credit risk consist principally of accounts receivable. Concentration of credit risk with respect to accounts receivable is generally mitigated due to the large number of entities comprising the Company's customer base, their dispersion across geographic areas and industries, along with the Company's policy of maintaining credit insurance. The Company routinely addresses the financial strength of its customers and, historically, its accounts receivable credit risk exposure is limited. However, during the fourth quarter of fiscal 1999 the Company recorded approximately $630,000 of additional bad debt expense, relating to the bankruptcy of a customer.

            Statement of Financial Accounting Standards No. 107 ("SFAS No. 107"), "Fair Value of Financial Instruments," requires disclosure of the estimated fair value of an entity's financial instrument assets and liabilities. The Company's principal financial instrument consists of a revolving credit facility, expiring on September 13, 2001, with two participating banks. The Company believes that the carrying amount of such debt approximates the fair value as the variable interest rate approximates the current prevailing interest rate.

            The Company generally purchases products from manufacturers pursuant to nonexclusive distributor agreements. During the year ended June 30, 2000, purchases from three suppliers accounted for 18%, 15% and 10%, respectively, of net sales. As is common in the electronics distribution industry, from time to time the Company has experienced terminations of relationships with suppliers. There can be no assurance that, in the event a supplier cancelled its distributor agreement with the Company, the Company will be able to replace the sales with sales of other products.

                     Jaco Electronics, Inc. and Subsidiaries

                          June 30, 2000, 1999 and 1998



NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

      10.   Use of Estimates

            In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

      11.   Comprehensive Income

            In fiscal 1999, the Company adopted Statement of Financial Accounting Standards No. 130 ("SFAS No. 130"), "Reporting Comprehensive Income." SFAS No. 130 established rules for the reporting and display of comprehensive income and its components; however, the adoption of SFAS No. 130 had no impact on the Company's earnings or shareholders' equity. SFAS No. 130 requires unrealized holding gains or losses on debt and equity securities available for sale, which prior to adoption were only reported separately in shareholders' equity to be included in comprehensive income and accumulated other comprehensive income. Prior year financial statements have been reclassified to conform to the requirements of SFAS No. 130.

      12.   Segment Reporting

            In fiscal 1999, the Company adopted Statement of Financial Accounting Standards No. 131 (SFAS No. 131), "Disclosures About Segments of an Enterprise and Related Information." SFAS No. 131 requires that the Company disclose certain information about its operating segments defined as "components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance." Generally, financial information is required to be reported on the basis that it is used internally for evaluating segment performance and deciding how to allocate resources to segments.

      13.   Advertising

            Advertising costs are expensed as incurred and totaled $109,308, $250,198 and $257,281 for the years ended June 30, 2000, 1999 and
            1998 respectively.

                     Jaco Electronics, Inc. and Subsidiaries

                          June 30, 2000, 1999 and 1998



NOTE B - INVENTORY

      Inventories consist of the following:

                                                                June 30,
                                                      ------------------------------
                                                          2000               1999
                                                      -----------        -----------
      Finished goods and goods held for resale        $48,609,676        $29,048,654
      Work-in-process                                     885,688            686,180
      Raw materials                                     3,920,429          3,489,885
                                                      -----------        -----------
                                                      $53,415,793        $33,224,719
                                                      ===========        ===========


NOTE C - PROPERTY, PLANT AND EQUIPMENT

      Property, plant and equipment consist of:



                                                                        Useful                      June 30,
                                                                         life           -------------------------------
                                                                       in years            2000                1999
                                                                       --------         -----------        ------------
      Land, building and improvements                                  10 to 30         $ 1,482,419        $  1,468,708
      Machinery and equipment                                           3 to 7            8,928,252           7,488,477
      Internally developed software costs                                 7               1,831,851           1,769,857
      Transportation equipment                                          3 to 5               88,105              64,109
      Leasehold improvements                                            5 to 10             601,218             601,218
                                                                                        -----------        ------------

                                                                                         12,931,845          11,392,369

      Less accumulated depreciation and amortization
          (including $950,604 in 2000 and $635,195
          in 1999, of capitalized lease amortization)                                     6,005,111           4,408,608
                                                                                        -----------         -----------

                                                                                        $ 6,926,734        $  6,983,761
                                                                                        ===========        ============


      Included in machinery and equipment are assets recorded under capitalized leases at June 30, 2000 and 1999 for $2,468,686 and $2,342,457,
      respectively.

                     Jaco Electronics, Inc. and Subsidiaries

                          June 30, 2000, 1999 and 1998




NOTE D - INCOME TAXES

      The components of the Company's provision for income taxes are as follows:

                                            June 30,
                         ----------------------------------------------
                             2000              1999             1998
                         -----------         ---------         --------
      Federal
         Current         $ 3,448,000         $(887,000)        $663,000
         Deferred            (67,000)          351,000           33,000
                         -----------         ---------         --------

                           3,381,000          (536,000)         696,000

      State                1,044,000           118,000          151,000
                         -----------         ---------         --------

                         $ 4,425,000         $(418,000)        $847,000
                         ===========         =========         ========

      The Company's effective income tax rate differs from the statutory U.S. Federal income tax rate as a result of the following:

                                                             JUNE 30,
                                                    -------------------------------------
                                                     2000           1999            1998
                                                    ------         ------          ------
      Statutory Federal tax rate                      34.0%         (34.0)%          34.0%
      State income taxes, net of Federal tax
         benefit                                       5.5            5.0             5.0
      Sales expense for which no tax
         benefit arises                                 .9            2.4             2.4
      Other                                             .6             .1              .3
                                                    ------         ------          ------

      Effective tax rate                              41.0%         (26.5)%          41.7%
                                                    ======         ======          ======

                     Jaco Electronics, Inc. and Subsidiaries

                          June 30, 2000, 1999 and 1998



NOTE D - INCOME TAXES (CONTINUED)

      Deferred income tax assets and liabilities resulting from differences between accounting for financial statement purposes and tax purposes are summarized as follows:


                                                            2000                1999
                                                         -----------         -----------
      Deferred tax assets
         Net operating loss carryforwards                $   430,000         $   389,000
         Allowance for bad debts                             384,000             161,000
         Inventory valuation                               1,421,000             869,000
         Deferred compensation                               292,000             274,000
         Other deferred tax assets                           352,000             243,000
                                                         -----------         -----------

                                                           2,879,000           1,936,000

      Deferred tax liabilities
         Depreciation                                       (618,000)           (683,000)
         Unrealized gain on marketable securities
           available for sale                                (99,000)           (122,000)
         Other                                               (87,000)            (80,000)
                                                         -----------         -----------

                                                           2,075,000           1,051,000

      Valuation allowance                                   (325,000)           (325,000)
                                                         -----------         -----------

      Net deferred tax asset                             $ 1,750,000         $   726,000
                                                         ===========         ===========

      At June 30, 2000, the Company, through an acquisition, has available a Federal net operating loss carryforward of approximately $1,179,000. Such net operating loss is subject to certain limitations and expires in varying amounts during the fiscal years 2007 through 2010. Further, the Company has established a valuation allowance with respect to the net deferred tax assets attributable to this acquired subsidiary.

                     Jaco Electronics, Inc. and Subsidiaries

                          June 30, 2000, 1999 and 1998



NOTE E - EARNINGS PER COMMON SHARE

                                                                For the year ended June 30,
                            -------------------------------------------------------------------------------------------------------
                                            2000                              1999                            1998
                            -------------------------------    --------------------------------     -------------------------------
                              INCOME       SHARES      PER       Income        Shares     Per       Income        Shares      Per
                              (NUMER-     (DENOMI-    SHARE      (numer-      (denomi-    share       (numer-     (denomi-    share
                               ATOR)       NATOR)    AMOUNT       ator)         nator)    amount       ator)       nator)     amount
                             ----------   ---------   -----    -----------    ---------   ------    ----------   ---------    ------
Basic earnings per share;
  income available to
  common shareholders        $6,375,954   5,497,866   $1.16    $(1,157,150)   5,547,405   $(0.21)   $1,184,261   5,755,050    $0.21

Effect of dilutive
securities Stock options                    268,220                                                                127,227
                             ----------   ---------            -----------    ---------             ----------   ---------

Diluted earnings per
  share; income available
  to common shareholders
  plus assumed
  conversions                $6,375,954   5,766,086   $1.11    $(1,157,150)   5,547,405   $(0.21)   $1,184,261   5,882,277    $0.20
                             ==========   =========            ===========    =========             ==========   =========

      Excluded from the calculation of earnings per share are options and warrants to purchase 45,000, 832,943 and 431,447 shares in fiscal 2000, 1999 and 1998, respectively, as their inclusion would have been antidilutive.

                     Jaco Electronics, Inc. and Subsidiaries

                          June 30, 2000, 1999 and 1998



NOTE F - DEBT AND CAPITALIZED LEASE OBLIGATIONS

      Debt and capitalized lease obligations are as follows:

                                                                          June 30,
                                                               ------------------------------
                                                                    2000               1999
                                                               -----------        -----------
      Term loan and revolving line of credit (a)               $39,895,981        $17,338,575
      Other term loans (b)                                         469,535            621,797
      Equipment note                                                                    5,251
      Capitalized lease obligations (c)                          1,533,389          1,966,520
                                                               -----------        -----------

                                                                41,898,905         19,932,143

      Less amounts representing interest on capitalized
         lease obligations                                         150,584            254,665
                                                               -----------        -----------

                                                                41,748,321         19,677,478

      Less current maturities                                      807,444            791,814
                                                               -----------        -----------

                                                               $40,940,877        $18,885,664
                                                               ===========        ===========

      (a)   Term Loan and Revolving Line of Credit Facility

            The Company's agreement with its banks, as amended, provides the Company with a $50,000,000 term loan and revolving line of credit facility based principally on eligible accounts receivable and inventories of the Company as defined in the agreement. The agreement was amended to (i) increase the amount available under the revolving line of credit (ii) extend the maturity date to September 13, 2001, (iii) change the interest rate to a rate based on the average 30-day LIBOR plus 1-3/4% through the quarter ending September 30, 2000 and at that point the rate converts to 30-day LIBOR plus 1% to 2-1/4% depending on the Company's performance for the immediately preceding four fiscal quarters measured by a certain financial ratio, and (iv) change the requirements of certain financial covenants. The applicable interest rate may be adjusted quarterly and borrowings under this facility are collateralized by substantially all of the assets of the Company. The outstanding balance on the revolving line of credit facility was $39,735,267 at June 30, 2000, with an associated interest rate of 8.40%. Pursuant to the same agreement, at June 30, 2000, a term loan with a remaining balance of $160,714 requires monthly principal payments of $17,857, together with interest through March 1, 2001. The agreement contains provisions for maintenance of certain financial ratios, all of which the Company is in compliance with, and prohibits the payment of cash dividends.

                     Jaco Electronics, Inc. and Subsidiaries

                          June 30, 2000, 1999 and 1998



NOTE F - DEBT AND CAPITALIZED LEASE OBLIGATIONS (CONTINUED)

      (b)   Other Term Loans

            Other term loans as of June 30, 2000 are as follows:

                                                                     Monthly
         Date of loan                    Balance       Term          payment
         ------------                    -------       ----          -------
         March 16, 1995                 $ 54,544       84 months      $2,730
         January 14, 1999                414,991       60 months       9,829
                                        --------
                                        $469,535
                                        ========

            The above loans are collateralized by the related equipment acquired, having a carrying value of approximately $586,000 at June 30, 2000 and $770,000 at June 30, 1999. The agreements contain, among other things, restrictive covenants on one of the Company's subsidiaries, which place limitations on: (i) consolidations, mergers and acquisitions, (ii) additional indebtedness, encumbrances and guarantees, (iii) loans to shareholders, officers or directors,
            (iv) dividends and stock redemptions, and (v) transactions with affiliates, all as defined in the agreements. The loans bear interest payable monthly, at 5.5% and 1% per annum, respectively.

      (c)   Capitalized Lease Obligations

            The Company leases certain equipment under agreements accounted for as capital leases. During fiscal 2000, the Company acquired approximately $126,000 of equipment through a capital lease. The obligations for the equipment require the Company to make monthly payments through September 2003, with implicit interest rates from 7.0% to 8.5%.

                     Jaco Electronics, Inc. and Subsidiaries

                          June 30, 2000, 1999 and 1998



NOTE F - DEBT AND CAPITALIZED LEASE OBLIGATIONS (CONTINUED)

      The following is a summary of the aggregate annual maturities of debt and capitalized lease obligations as of June 30, 2000:

                                                       Capitalized
                                        Debt             leases
                                    -----------        ----------
    Year ending June 30,
      2001                          $   305,560        $  589,115
      2002                           39,874,753           548,753
      2003                              116,628           357,026
      2004                               68,575            38,495
                                    -----------        ----------
                                    $40,365,516        $1,533,389
                                    ===========        ==========


NOTE G - COMMITMENTS AND CONTINGENCIES

      1.    Leases

            The Company leases certain office and warehouse facilities under noncancellable operating leases. The leases also provide for the payment of real estate taxes and other operating expenses of the buildings. The minimum annual lease payments under such leases are as follows:

                  Year ending June 30,
                     2001                               $1,724,456
                     2002                                1,664,052
                     2003                                1,518,177
                     2004                                  931,634
                     2005                                  479,968
                     2006                                   14,331
                                                        ----------
                                                        $6,332,618
                                                        ==========

                     Jaco Electronics, Inc. and Subsidiaries

                          June 30, 2000, 1999 and 1998



NOTE G - COMMITMENTS AND CONTINGENCIES (CONTINUED)

            In addition, the Company leases office and warehouse facilities from a partnership owned by two officers and directors of the Company. The lease expires in December 2003 and requires minimum annual lease payments as follows:

                  Year ending June 30,
                     2001                              $   627,900
                     2002                                  659,327
                     2003                                  692,293
                     2004                                  354,589
                                                        ----------
                                                        $2,334,109
                                                        ==========

            The Company's rent expense was approximately $602,000 for each of the years ended June 30, 2000, 1999 and 1998, respectively, in connection with the above lease.

            Rent expense on office and warehouse facilities leases for the years ended June 30, 2000, 1999 and 1998 was approximately $1,235,000, $1,131,000 and $1,033,000, respectively, net of sublease income of approximately $127,000, $110,000 and $115,000, respectively.

      2.    Other Leases

            The Company also leases various office equipment and automobiles under noncancellable operating leases expiring through June 2005. The minimum rental commitments required under these leases at June 30, 2000 are as follows:

                  Year ending June 30,
                     2001                                 $329,486
                     2002                                  310,681
                     2003                                  123,905
                     2004                                   19,628
                     2005                                    2,750
                                                          --------
                                                          $786,450
                                                          ========

                     Jaco Electronics, Inc. and Subsidiaries

                          June 30, 2000, 1999 and 1998



NOTE G - COMMITMENTS AND CONTINGENCIES (CONTINUED)

      3.    Employment Agreements

            The Company has entered into employment agreements with three executive officers which provide for annual base salary aggregating $675,000 through June 30, 2003 and contain provisions for severance payments in the event of change of control as defined in the agreements. The Company's agreements with its Chairman and Executive Vice President provides for cash bonuses equal to 4% and 2%, respectively, of the Company's earnings before income taxes for each fiscal year in which such earnings are in excess of $1,000,000 or 6% and 3%, respectively, of the Company's earnings before income taxes if such earnings are in excess of $2,500,000 up to a maximum annual cash bonus of $720,000 and $360,000, respectively. In addition, the Company's agreement with its Chairman provides for a deferred compensation which accrues at a rate of $50,000 per year and becomes payable in a lump sum at the later of (i) the Chairman's attainment of age 60 (which has occurred), or (ii) his cessation of employment, with or without cause, at any time.

            On June 6, 2000, the Company entered into an employment agreement with an Executive Vice President which provides for an annual base of $300,000 through May 30, 2003. The employment agreement also provides for an annual cash bonus equal to 2% of certain gross profit dollars, as defined.

      4.    Other Matters

            The Company is a party to legal matters arising in the general conduct of business. The ultimate outcome of such matters is not expected to have a material adverse effect on the Company's results of operations or financial position.


NOTE H - RETIREMENT PLAN

      The Company maintains a 401(k) Plan that is available to all employees, to which the Company contributes up to a maximum of 1% of each employee's salary. For the years ended June 30, 2000, 1999 and 1998, the Company contributed to this plan approximately $116,000, $96,000 and $132,000, respectively.

                     Jaco Electronics, Inc. and Subsidiaries

                          June 30, 2000, 1999 and 1998



NOTE I - SHAREHOLDERS' EQUITY

      On June 26, 2000, the Company announced a 3-for-2 stock split which was in the form of a 50% common stock dividend payable on July 24, 2000 to shareholders of record on July 10, 2000. All references to the number of weighted average common shares outstanding and earnings per share have been restated to reflect the 3-for-2 stock split.

      In connection with the Company's 1995 public offering, the Company also issued stock warrants, to the representative underwriters, to purchase up to 105,000 shares of common stock at an exercise price per share equal to 180% of the, $8.50 per share, public offering price, which expired on October 20, 1999.

      In December 1992, the Board of Directors approved the adoption of a nonqualified stock option plan, known as the "1993 Non-Qualified Stock Option Plan," hereinafter referred to as the "1993 Plan." The Board of Directors or Plan Committee is responsible for the granting and pricing of these options. Such price shall be equal to the fair market value of the common stock subject to such option at the time of grant. The options expire five years from the date of grant and are exercisable over the period stated in each option. In December 1997, the shareholders of the Company approved an increase in the amount of shares reserved for the 1993 plan to 900,000 from 440,000, of which 739,723 are outstanding at June 30, 2000.

      In October 1993, the Board of Directors approved the adoption of a stock option plan for outside directors, known as the "1993 Stock Option Plan for Outside Directors," hereinafter referred to as the "Outside Directors Plan." Each outside director who was serving as of December 31, 1993 was granted a nonqualified stock option to purchase 22,000 shares of the Company's common stock at the fair market value on the date of grant. Each outside director who was serving on December 31 of each calendar year subsequent to 1993 was granted options to purchase 4,399 shares of the Company's common stock annually. The Outside Directors Plan expired on January 1, 1998, with a total of 13,197 options outstanding at June 30, 2000. Granted options shall expire upon the earlier of five years after the date of grant or one year following the date on which the outside director ceases to serve in such capacity.

      In June 1997, the Company appointed an additional outside director to the Board of Directors who received 15,000 options to purchase the Company's common stock at the fair market value on the date of grant. In September 1998, two outside directors were each granted 11,250 options to purchase the Company's common stock at the fair market value on the date of grant. These 37,500 options were not granted pursuant to any of the Company's existing stock option plans.

                     Jaco Electronics, Inc. and Subsidiaries

                          June 30, 2000, 1999 and 1998



NOTE I - SHAREHOLDERS' EQUITY (CONTINUED)

      Outstanding options granted to employees, directors and officers for the last three fiscal years are summarized as follows:

                                                    Nonqualified                 Weighted -
                                                    stock options                 average
                                             --------------------------          exercise
                                             Price range         Shares            price
                                             -----------         ------            -----
      Outstanding at July 1, 1997            $3.18 - $8.50      525,398           $ 4.96

      Granted                                     $4.17          13,197             4.17
      Expired                                     $8.50          (3,750)            8.50
                                                                -------

      Outstanding at June 30, 1998           $3.18 - $8.50      534,845             4.91
                                                                -------

      Granted                                $1.79 - $2.75      397,500             2.23
      Expired                                $3.18 - $8.50     (204,402)            3.19
                                                                -------

      Outstanding at June 30, 1999           $1.79 - $8.50      727,943             3.79
                                                                -------

      Granted                                $2.50 - $13.71     258,000             4.70
      Exercised                              $1.79 - $8.50     (153,723)            5.67
      Expired                                $2.50 - $4.67      (41,800)            3.44
                                                                -------

      OUTSTANDING AT JUNE 30, 2000           $1.79 - $13.71     790,420             3.74
                                                                =======

      AMOUNTS EXERCISABLE AT
          JUNE 30, 2000                      $1.79 - $8.50      554,170             3.25
                                                                =======

      The following table summarizes information concerning currently outstanding and exercisable nonqualified stock options:

                                               Options outstanding                            Options exercisable
                                     -----------------------------------------   ------------------------------------------
                                                     Weighted-                                    Weighted-
                                                      average        Weighted-                    average        Weighted-
                                                     remaining        average                    remaining        average
                                       Number       contractual       exercise     Number        contractual     exercise
       Range of exercise prices      outstanding    life (months)     price      exercisable    life (months)      price
       ------------------------      -----------    -------------     -----      -----------    -------------      -----
           $1.79 - $  5.00             682,521            42          $  2.77      491,271          38              $2.76

           $5.01 - $  9.00              62,899             9          $  7.14       62,899           9              $7.14

           $9.01 - $13.71               45,000            59          $ 13.71           --          --                 --


                     Jaco Electronics, Inc. and Subsidiaries

                          June 30, 2000, 1999 and 1998



NOTE I - SHAREHOLDERS' EQUITY (CONTINUED)

      The weighted-average option fair value on the grant date was $4.97, $.92 and $1.25 for options issued during the years ended June 30, 2000, 1999 and 1998, respectively.

      The Company has adopted the disclosure provisions of Statement of Financial Accounting Standards No. 123 ("SFAS No. 123"), "Accounting for Stock-Based Compensation"; it applies APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for the Plan and does not recognize compensation expense for such Plan. If the Company had elected to recognize compensation expense based upon the fair value at the grant dates for awards under these plans consistent with the methodology prescribed by SFAS No. 123, the Company's reported net earnings and earnings per share would be reduced to the pro forma amount indicated below for the years ended June 30:

                                                                 2000                 1999                  1998
                                                            -------------        -------------         -------------
      Net earnings (loss)
         As reported                                        $   6,375,954        $  (1,157,150)        $   1,184,261
         Pro forma                                              6,098,272           (1,523,550)            1,167,761
      Net earnings (loss) per common share - basic
         As reported                                        $        1.16        $       (0.21)        $        0.21
         Pro forma                                                   1.11                (0.27)                 0.20
      Net earnings (loss) per common share - diluted
         As reported                                        $        1.11        $       (0.21)        $        0.20
         Pro forma                                                   1.06                (0.27)                 0.20

      These pro forma amounts may not be representative of future disclosures because they do not take into account pro forma compensation expense related to grants made before fiscal 1996. The fair value of these options was estimated at the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions for the fiscal years ended June 30, 2000, 1999 and 1998, respectively; expected volatility of 109%, 55% and 35%; risk-free interest rates of 6.25%, 5.08% and 5.42%; and expected term of 3 years for all years.

      The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the use of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

                       Jaco Electronics, Inc. and Subsidiaries

                            June 30, 2000, 1999 and 1998



NOTE I - SHAREHOLDERS' EQUITY (CONTINUED)

      The Board of Directors of the Company has authorized the purchase of up to 375,000 shares of its common stock under a stock repurchase program. In fiscal 1998, the Board of Directors authorized the repurchase of up to an additional 600,000 shares of the Company's common stock. The purchases may be made by the Company from time to time on the open market at the Company's discretion and will be dependent on market conditions. To date, the Company has purchased 618,300 shares of its common stock for aggregate consideration of $2,204,515 under this program.

      In June 1997, the Company's Board of Directors approved the adoption of a restricted stock plan, which was subsequently ratified by shareholders during the Company's December 1997 annual meeting. The plan enables the Board of Directors or Plan Committee to have sole discretion and authority to determine who may purchase restricted stock, the number of shares, the price to be paid and the restrictions placed upon the stock. Pursuant to this plan, the Company issued 135,000 shares of common stock to certain employees at a purchase price of $.67 per share. Shares purchased are subject to a four-year vesting period and the Company recognized $135,000 of compensation expense during fiscal 2000, 1999 and 1998 in connection with this plan.


NOTE J - ACQUISITIONS

      On June 6, 2000, the Company acquired all of the issued and outstanding shares of common stock, no par value, of Interface Electronics Corp. ("Interface"), a distributor of electronic parts, components and equipment, located in Massachusetts. The purchase price was $15,400,000 payable in cash at the closing, (June 6, 2000), plus a deferred payment of up to $3,960,000, payable approximately one year from the anniversary of the closing. This payment will be made provided that certain conditions, as defined in the purchase agreement, are met. On the second anniversary of the closing date a deferred payment of up to $2,640,000 shall be paid provided that certain conditions, as defined in the purchase agreement, are met. When this contingency is resolved, the Company shall record the current fair value of the consideration paid as additional goodwill which will be amortized over the remaining life of the asset.

      The acquisition has been accounted for as a purchase and the operations of Interface have been included in the Company's Statement of Earnings since the date of acquisition, June 6, 2000. Included in other assets are the costs of the identifiable intangible assets acquired, principally an employment

                     Jaco Electronics, Inc. and Subsidiaries

                          June 30, 2000, 1999 and 1998



NOTE J - ACQUISITIONS (CONTINUED)

      agreement and a franchise agreement which are being amortized on a straight-line basis over five and fifteen years, respectively. The excess of the purchase price and related expenses over the net tangible and identifiable intangible assets acquired amounted to approximately $13,048,000 and is being amortized on a straight line basis over twenty years. A summary of the preliminary allocation of the assets and liabilities acquired follows:

            Operating assets acquired          $ 13,736,139
            Employment agreement                    685,000
            Franchise agreement                     550,000
                                               ------------

                                                 14,971,139

            Liabilities assumed                 (12,414,389)
            Estimated transaction costs            (205,000)
                                               ------------

                                                (12,619,389)

            Goodwill                             13,048,250
                                               ------------

            Total purchase price               $ 15,400,000
                                               ============

      Summarized below are the unaudited pro forma results of operations of the Company as if Interface has been acquired at the beginning of the fiscal periods presented:

                                            Pro forma years ended June 30,
                                             2000                   1999
                                        ---------------        ---------------
            Net sales                   $   252,756,821        $   172,131,191
            Net income (loss)                 3,993,635             (3,531,947)

            Net income (loss) per share
            Basic                                  0.73                  (0.64)
            Diluted                                0.69                  (0.64)

      The pro forma financial information presented above is not necessarily indicative of either the results of operations that would have occurred had the acquisition taken place at the beginning of the periods presented or of future operating results of the combined companies.

                     Jaco Electronics, Inc. and Subsidiaries

                          June 30, 2000, 1999 and 1998



NOTE J - ACQUISITIONS (CONTINUED)

      On February 25, 2000, the Company purchased the operating assets of PGI, Industries, Inc., ("PGI") an exporter of electronic components, located in Ronkonkoma, New York. The purchase price was $1,200,000 paid in cash, plus a deferred payment of $100,000 payable over the next two years based on certain conditions, as defined in the purchase agreement. When this contingency is resolved, the Company shall record the current fair value of the consideration issued as additional costs of the acquired enterprise. These additional costs shall be amortized over the remaining life of the asset. The acquisition has been accounted for as a purchase and the operations of PGI have been included in the Company's Statement of Earnings since the date of acquisition, February 25, 2000. The excess of the purchase price over the fair value of the assets acquired, approximately $210,000, is being amortized on a straight-line basis over twenty years. Proforma results of operations are not material.


NOTE K - BUSINESS SEGMENTS AND GEOGRAPHIC INFORMATION

      The Company has two reportable segments: electronics parts distribution and contract manufacturing. The Company's primary business activity is conducted with small and medium size manufacturers, located in North America, that produce electronic equipment used in a variety of industries. Information pertaining to the Company's operations in different geographic areas for fiscal years 2000, 1999 and 1998, is not considered material to the financial statements.

                     Jaco Electronics, Inc. and Subsidiaries

                          June 30, 2000, 1999 and 1998



NOTE K - BUSINESS SEGMENTS AND GEOGRAPHIC INFORMATION (CONTINUED)

      The Company's chief operating decision maker utilizes net sales and net earnings (loss) information in assessing performance and making overall operating decisions and resource allocations. The accounting policies of the operating segments are the same as those described in the summary of significant accounting policies. Information about the Company's segments is as follows:


                                                                Year ended June 30,
                                                    --------------------------------------------
                                                       2000              1999             1998
                                                    ---------         ---------         --------
                                                                    (in thousands)
      Net sales from external customers
         Electronics components distribution        $ 193,111         $ 127,401         $137,297
         Contract manufacturing                        16,214            13,310           16,377
                                                    ---------         ---------         --------

                                                    $ 209,325         $ 140,711         $153,674
                                                    =========         =========         ========

      Intersegment net sales
         Electronics components distribution        $     324         $     336         $    593
         Contract manufacturing                                             111              382
                                                    ---------         ---------         --------

                                                    $     324         $     447         $    975
                                                    =========         =========         ========

      Operating profit (loss)
         Electronics components distribution        $  12,012         $    (868)        $  2,251
         Contract manufacturing                           348               602              921
                                                    ---------         ---------         --------

                                                    $  12,360         $    (266)        $  3,172
                                                    =========         =========         ========

      Interest expense
         Electronics components distribution        $   1,053         $     768         $    662
         Contract manufacturing                           506               541              478
                                                    ---------         ---------         --------

                                                    $   1,559         $   1,309         $  1,140
                                                    =========         =========         ========

      Income tax provision (benefit)
         Electronics components distribution        $   4,489         $    (374)        $    662
         Contract manufacturing                           (64)              (44)             185
                                                    ---------         ---------         --------

                                                    $   4,425         $    (418)        $    847
                                                    =========         =========         ========

                       Jaco Electronics, Inc. and Subsidiaries

                            June 30, 2000, 1999 and 1998


NOTE K - BUSINESS SEGMENTS AND GEOGRAPHIC INFORMATION (CONTINUED)

                                                                Year ended June 30,
                                                    --------------------------------------
                                                       2000           1999          1998
                                                    --------        -------        -------
                                                                    (in thousands)
      Identifiable assets
         Electronics components distribution        $115,109        $62,259        $60,929
         Contract manufacturing                       10,995         10,672         12,490
                                                    --------        -------        -------

                                                    $126,104        $72,931        $73,419
                                                    ========        =======        =======

      Capital expenditures
         Electronics components distribution        $    612        $   396        $ 1,002
         Contract manufacturing                          280          1,207             67
                                                    --------        -------        -------

                                                    $    892        $ 1,603        $ 1,069
                                                    ========        =======        =======

      Depreciation and amortization
         Electronics components distribution        $  1,209        $ 1,049        $   913
         Contract manufacturing                          659            539            443
                                                    --------        -------        -------

                                                    $  1,868        $ 1,588        $ 1,356
                                                    ========        =======        =======

                     Jaco Electronics, Inc. and Subsidiaries

                          June 30, 2000, 1999 and 1998



NOTE L - SUPPLEMENTAL SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

                                                                    Quarter ended
                           --------------------------------------------------------------------------------------------------
                             June 30,         March 31,      December 31,    September 30,      June 30,           March 31,
                               2000             2000             1999             1999            1999               1999
                           -----------      -----------      -----------      -----------      ------------       -----------
Net sales                  $70,513,859      $51,693,699      $45,100,259      $42,017,363      $ 36,300,595       $36,187,676

Gross profit                17,065,608       12,012,855        9,868,111        7,935,605         6,985,022         6,993,692

Net earnings (loss)          3,512,177        1,766,228          883,474          214,075          (918,629)           71,377

Net earnings (loss)
 per common share (a)
    Basic                        $0.63            $0.32            $0.16            $0.04            $(0.17)            $0.01
    Diluted                       0.58             0.30             0.16             0.04             (0.17)             0.01


                                   Quarter ended
                           -------------------------------
                            December 31,     September 30,
                               1998               1998
                           ------------       ------------
Net sales                  $ 34,966,098       $ 33,256,456

Gross profit                  6,695,096          6,702,388

Net earnings (loss)             (67,792)          (242,106)

Net earnings (loss)
 per common share (a)
    Basic                        $(0.01)            $(0.04)
    Diluted                       (0.01)             (0.04)


(a) As adjusted to reflect a 3-for-2 stock split effective July 24, 2000.

                           INTERFACE ELECTRONICS CORP.
                             CONDENSED BALANCE SHEET
                                   (UNAUDITED)

                                                                       JUNE 30,        DECEMBER 31,
                                                                         2000             1999
                                                                         ----             ----
ASSETS

CURRENT ASSETS:
   Cash                                                                 $482,618          $307,518
   Accounts receivable - net                                           7,314,200         5,503,123
   Inventories                                                         5,927,606         2,610,046
   Loans receivable, other                                                11,634
   Prepaid expenses and other current assets                              98,965           112,371
                                                                      ----------         ---------
          Total current assets                                        13,835,023         8,533,058

Property and equipment - net                                             489,240           546,019

Other assets:
  Loans receivable, officers                                                               772,111
  Due from related party                                                                   371,694
  Deposits and other assets                                               57,954           108,701
    Cash surrender value of officers' life insurance                      96,923            96,923
                                                                      ----------         ---------
TOTAL ASSETS                                                         $14,479,140       $10,428,506
                                                                     ===========       ===========

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)

CURRENT LIABILITIES:
   Note payable, line of credit                                                         $3,305,547
   Accounts payable, trade                                            $7,948,262         6,912,839
   Due to parent company                                               5,543,168
   Due to related party                                                                     42,104
   Accrued liabilities:
     Payroll and payroll taxes                                            33,101           182,144
     Litigation costs                                                                    1,000,000
     Income taxes payable                                                192,000
     Other                                                               216,869           131,060
                                                                      ----------         ---------
          Total current liabilities                                   13,933,400        11,573,694

SHAREHOLDERS' EQUITY (DEFICIT):
   Common stock                                                           85,000            85,000
   Additional paid-in capital                                          1,362,843           312,843
   Accumulated deficit                                                 (902,103)       (1,543,031)
                                                                      ----------         ---------
          Total shareholders' equity (deficit)                           545,740       (1,145,188)
                                                                      ----------         ---------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)                 $14,479,140       $10,428,506
                                                                     ===========       ===========


            See accompanying notes to condensed financial statements.

                           INTERFACE ELECTRONICS CORP.
                       CONDENSED STATEMENTS OF OPERATIONS
                        FOR THE SIX MONTHS ENDED JUNE 30,
                                   (UNAUDITED)


                                                                  2000                   1999
                                                                  ----                   ----
NET SALES                                                        $32,353,385            $15,563,862


COST AND EXPENSES:

Cost of goods sold                                                27,496,402             12,912,546
                                                           ------------------     ------------------

   Gross profit                                                    4,856,983              2,651,316

Selling, general and administrative expenses                       3,755,418              3,212,216
                                                           ------------------     ------------------

   Operating profit (loss)                                         1,101,565              (560,900)

Other (expense) income:
   Interest expense - net                                          (167,709)               (28,756)
   Litigation costs                                                 (50,000)
   Other income                                                       20,072                  1,796
                                                           ------------------     ------------------

   Earnings (Loss) before income taxes                               903,928              (587,860)

Income tax provision                                                 263,000
                                                           ------------------     ------------------


   NET EARNINGS (LOSS)                                              $640,928             $(587,860)
                                                           ==================     ==================

            See accompanying notes to condensed financial statements.

                           INTERFACE ELECTRONICS CORP.
                       CONDENSED STATEMENTS OF CASH FLOWS
                        FOR THE SIX MONTHS ENDED JUNE 30,
                                   (UNAUDITED)


                                                                               2000                      1999
                                                                               ----                      ----
Cash flows from operating activities:
   Net earnings (loss)                                                       $  640,928              $  (587,860)
   Adjustments to reconcile net earnings to net cash
     provided by (used in) operating activities
          Depreciation and amortization                                          50,000                   60,000
          Provision for doubtful accounts                                        21,200
          Changes in operating assets and liabilities
              Increase in operating assets - net                            (5,148,065)                 (549,788)
              Increase (decrease) in operating liabilities - net                164,189                 (864,694)
                                                                      ------------------       -------------------


          Net cash used in operating activities                             (4,271,748)               (1,942,342)
                                                                      ------------------       -------------------

Cash flows from investing activities
   Capital expenditures                                                       (122,113)                 (246,031)
   Proceeds from sale of equipment                                              128,892
   Purchase of long-term investment                                                                         (747)
   Proceeds from sale of investment                                              50,747
   Decrease (increase) in loans receivable, officers                            772,111                  (89,193)
                                                                      ------------------       -------------------

   Net cash provided by (used in) investing activities                          829,637                 (335,971)
                                                                      ------------------       -------------------

Cash flows from financing activities
   (Decrease) increase in due to related party                                 (42,104)                    97,904
   Decrease in due from related party                                           371,694
   Borrowings from parent company                                             5,543,168
   Borrowings from note payable, line of credit                                                         2,000,000
   Payments for note payable, line of credit                                (3,305,547)                  (82,050)
   Additional paid in capital by stockholders                                 1,050,000
                                                                      ------------------       -------------------

   Net cash provided by financing activities                                  3,617,211                 2,015,854
                                                                      ------------------       -------------------

Net increase (decrease) in cash                                                 175,100                 (262,459)

Cash at beginning of period                                                     307,518                   561,085
                                                                      ------------------       -------------------

Cash at end of period                                                        $  482,618                $  298,626
                                                                      ==================       ===================


            See accompanying notes to condensed financial statements.

                           INTERFACE ELECTRONICS CORP.
                   NOTES TO THE CONDENSED FINANCIAL STATEMENTS
                     FOR THE SIX MONTHS ENDED JUNE 30, 2000
                                   (UNAUDITED)



NOTE A - BASIS OF PRESENTATION

1) On June 6, 2000, Jaco Electronics, Inc. acquired all of the issued and outstanding shares of common stock of Interface Electronics Corp. ("Interface").

2) The accompanying condensed financial statements reflect all adjustments, consisting of normal recurring accrual adjustments, which are in the opinion of management, necessary for a fair presentation of the financial position and the results of operations at and for the periods presented. Such financial statements do not include all the information or footnotes necessary for a complete presentation. Therefore, they should be read in conjunction with Interface Electronics Corp.'s audited statements for the year ended December 31, 1999.

3) Prior to the acquisition, Interface, through its shareholders, had elected to be taxed as a Subchapter S Corporation as provided in Section 1362(a) of the Internal Revenue Code. As such, the corporate income is passed through to the shareholders and combined with their personal income and deductions to determine taxable income on their individual federal tax returns. Accordingly, no provision for federal income taxes has been made in the financial statements for the six months ended June 30, 1999 and for the period January 1, 2000 through June 6, 2000. As a result of the acquisition, Interface no longer qualifies as a Subchapter S Corporation and therefore, a provision for federal income taxes has been made in the financial statements using a rate of 34% for the period June 7, 2000 through June 30, 2000.

     Prior to the acquisition, Interface was defined as a "Qualified S Corporation" for Massachusetts income tax purposes. Qualified S Corporations with annual gross receipts of $9,000,000 or more are subject to a four and one-half percent (4.5%) corporate level tax in addition to the income being included on the stockholders' individual tax returns. Accordingly, a rate of 4.5% was used to calculate a provision for state income taxes in the financial statements for the period January 1, 2000 through June 6, 2000. For the period June 7, 2000 through June 30, 2000 a rate of 7% was used to calculate a provision for state income taxes in the financial statements.

4) Interface had a line of credit with a bank, in which advances were limited to $10,000,000. Interest was payable monthly at the bank's prime rate for the prime margin portion of the line and the stated LIBOR rate for the LIBOR portion of the line of credit. On June 6, 2000, the outstanding balance on the bank line of credit of $3,330,866, including interest, was paid in full. The bank line of credit was subsequently cancelled.

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS




Board of Directors
    INTERFACE ELECTRONICS CORP.


We have audited the accompanying balance sheet of Interface Electronics Corp. as of December 31, 1999, and the related statements of operations and accumulated deficit, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Interface Electronics Corp. as of December 31, 1999 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.




/s/ GRANT THORNTON LLP
GRANT THORNTON LLP


Melville, New York
October 3, 2000

                           Interface Electronics Corp.

                                  BALANCE SHEET

                                December 31, 1999




                                      ASSETS

CURRENT ASSETS
    Cash and cash equivalents                              $   307,518
    Accounts receivable, net of allowance for
       doubtful accounts of $60,000                          5,503,123
     Inventories                                             2,610,046
     Prepaid expenses and other current assets                 112,371
                                                           -----------

         Total current assets                                8,533,058

PROPERTY AND EQUIPMENT
    Equipment                                                  682,272
    Furniture and fixtures                                     345,440
    Software                                                   163,010
    Motor vehicles                                              69,324
    Leasehold improvements                                      67,799
                                                           -----------

                                                             1,327,845

    Less accumulated depreciation and amortization             781,826
                                                           -----------

                                                               546,019
OTHER ASSETS
    Loans receivable from officers                             772,111
    Due from related party                                     371,694
    Deposits and other assets                                  108,701
    Cash surrender value of officers' life insurance            96,923
                                                           -----------

                                                             1,349,429
                                                           -----------

                                                           $10,428,506
                                                           ===========



The accompanying notes are an integral part of this statement.

                           Interface Electronics Corp.

                                December 31, 1999



                     LIABILITIES AND STOCKHOLDERS' DEFICIT
CURRENT LIABILITIES
    Note payable - line of credit                               $  3,305,547
    Accounts payable - trade                                       6,912,839
    Accrued litigation settlement                                  1,000,000
    Accrued expenses                                                 313,204
    Due to related parties                                            42,104
                                                                ------------

           Total current liabilities                              11,573,694
                                                                ------------



COMMITMENTS AND CONTINGENCIES


STOCKHOLDERS' DEFICIT
    Common stock, no par value; 15,000 shares authorized;
        10,000 shares issued and outstanding                          85,000
    Additional paid-in capital                                       312,843
    Accumulated deficit                                           (1,543,031)
                                                                ------------

       Total stockholders' deficit                                (1,145,188)
                                                                ------------

                                                                $ 10,428,506
                                                                ============




The accompanying notes are an integral part of this statement.

                           Interface Electronics Corp.

                 STATEMENT OF OPERATIONS AND ACCUMULATED DEFICIT

                          Year ended December 31, 1999




Sales                                              $ 36,439,110

Cost of sales                                        30,597,798
                                                   ------------

                Gross profit                          5,841,312

Selling, general and administrative expenses          7,022,585
                                                   ------------

                Operating loss                       (1,181,273)

Other income (expense)
   Litigation settlement                             (1,000,000)
   Interest expense                                    (162,780)
   Other income                                          37,968
   Interest income                                       26,165
                                                   ------------

                                                     (1,098,647)
                                                   ------------
                NET LOSS                             (2,279,920)

Retained earnings at January 1, 1999                    807,889

Distributions to stockholders                           (71,000)
                                                   ------------

Accumulated deficit at December 31, 1999           $ (1,543,031)
                                                   ============




The accompanying notes are an integral part of this statement.

                           Interface Electronics Corp.

                             STATEMENT OF CASH FLOWS

                          Year ended December 31, 1999



Cash flows from operating activities
   Net loss                                                                      $(2,279,920)
   Adjustments to reconcile net loss to net cash
       and cash equivalents used in operating activities
         Depreciation and amortization                                               180,209
         Provision for bad debts                                                      39,814
         Changes in operating assets and liabilities
            Increase in accounts receivable                                       (1,199,809)
            Increase in inventories                                                 (753,081)
            Decrease in prepaid expenses and other current assets                    206,389
            Increase in deposits and other assets                                    (56,197)
            Increase in accrued litigation settlement                              1,000,000
            Increase in accounts payable                                           1,257,724
            Increase in accrued expenses and other                                    81,055
                                                                                 -----------

            Net cash and cash equivalents used in operating activities            (1,523,816)
                                                                                 -----------

Cash flows from investing activities
    Capital expenditures                                                            (366,865)
    Increase in cash surrender value of officers' life insurance                     (13,001)
    Increase in due from related parties, net                                       (331,231)
    Increase in loans receivable from officers                                      (471,151)
                                                                                 -----------

            Net cash and cash equivalents used in investing activities            (1,182,248)
                                                                                 -----------

Cash flows from financing activities
    Distributions to stockholders                                                    (71,000)
    Net proceeds from notes payable - line of credit                               2,523,497
                                                                                 -----------

            Net cash and cash equivalents provided by financing activities         2,452,497
                                                                                 -----------

            Net decrease in cash and cash equivalents                               (253,567)

Cash and cash equivalents at beginning of year                                       561,085
                                                                                 -----------

Cash and cash equivalents at end of year                                         $   307,518
                                                                                 ===========


Supplemental disclosures of cash flow information:
    Cash paid during the year for
        Interest                                                                 $   162,780
        Income taxes                                                                 373,392

The accompanying notes are an integral part of this statement.

                           Interface Electronics Corp.

                          NOTES TO FINANCIAL STATEMENTS

                                December 31, 1999



NOTE A - DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT
                     ACCOUNTING POLICIES

      Interface Electronics Corp. ("the Company") was organized under the laws of the Commonwealth of Massachusetts in January 1983, to conduct business principally as a distributor of electronic parts, components and equipment. The Company currently has operations in Massachusetts, New York, New Jersey, Alabama, Connecticut, and North Carolina.

      On June 6, 2000, Jaco Electronics, Inc. ("Jaco") purchased all of the outstanding common stock of the Company and, as a result, the Company became a wholly-owned subsidiary of Jaco.

      A summary of significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

      1.   Revenue Recognition

           The Company recognizes revenue as products are shipped and title passes to customers.

      2.   Inventories

           Inventories, consisting of merchandise held for resale, are stated at the lower of cost or market; cost is determined using the first-in, first-out method.

      3.   Property and Equipment

           Property and equipment are stated at cost. Depreciation is provided for using the straight-line method over the estimated useful lives of the assets as follows:

                      Assets                                            Years
                      ------                                            -----
                      Equipment                                         5 - 7
                      Furniture and fixtures                            5 - 7
                      Software                                          3 - 5
                      Motor vehicles                                    5 - 7
                      Leasehold improvements                           10 - 29

                           Interface Electronics Corp.

                                December 31, 1999



NOTE A (CONTINUED)

      4.   Use of Estimates and Fair Value of Financial Instruments

           In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

           Management of the Company believes that the fair value of financial instruments, consisting of cash and cash equivalents, accounts receivable and debt, approximates carrying value due to the immediate or short-term maturity associated with its cash and cash equivalents and accounts receivable and the interest rates associated with its debt.

      5.   Statement of Cash Flows

           For purposes of the statement of cash flows, the Company considers highly liquid cash investments with an original maturity of three months or less to be cash equivalents.

      6.   Advertising

           Advertising costs are expensed as incurred and aggregated $55,986 during the year ended December 31, 1999.

      7.   Income Taxes

           Income taxes on net earnings of the Company are obligations of the shareholders pursuant to a Federal Subchapter S election as provided in SEC 1362(a) of the Internal Revenue Code. Accordingly, no Federal income taxes have been provided for in the accompanying financial statements. The Company is defined as a "Qualified S Corporation" for Massachusetts income tax purposes. Qualified S Corporations with annual gross receipts of $9,000,000 or more are subject to a four and one-half percent (4.5%) corporate level tax in addition to the income being included on the stockholders' individual income tax return.

                           Interface Electronics Corp.

                                December 31, 1999



NOTE A (CONTINUED)

      8.   Concentrations of Credit Risk

           In 1999, the Company had sales to three customers aggregating approximately 53% of the Company's net sales and accounts receivable to two customers aggregating 61% of total accounts receivable at December 31, 1999.

           During 1999, the Company purchased approximately 54% of its products from two suppliers.


NOTE B - NOTES PAYABLE - LINE OF CREDIT

      The Company has an agreement with a financial institution, expiring May 31, 2001, which provides the Company with a line-of-credit facility of up to $10,000,000, limited to 80% of eligible accounts receivable and 50% of eligible inventory, as defined. Borrowings under the line of credit bear interest at either the bank's specified prime rate (8.5% at December 31, 1999) or LIBOR (8.22% at December 31, 1999). The outstanding balance against this line of credit was $3,305,547 at December 31, 1999.

      The line of credit contains certain financial covenants, as defined in the agreement. The Company is not in compliance with these covenants. Borrowings under this line are secured by substantially all of the Company's assets.


NOTE C - COMMITMENTS AND CONTINGENCIES

      1.   Leases

           The Company leases equipment and office facilities under operating leases expiring through May 2005. Rent expense for the year ended December 31, 1999 for all operating leases aggregated approximately $388,000.

                           Interface Electronics Corp.

                                December 31, 1999



NOTE C (CONTINUED)

           The minimum lease payments for the years ending after December 31, 1999 are as follows:

                        Year ending December 31,
                             2000                            $   410,000
                             2001                                389,000
                             2002                                336,000
                             2003                                297,000
                             2004                                296,000
                             Thereafter                           85,000
                                                             -----------

                                                              $1,813,000
                                                              ==========

      2.   Litigation Settlement

           The Company is a defendant in litigation related to a dispute about the purchase and subsequent return of nonconforming goods. Subsequent to year-end, a judgment was entered against the Company for $1,247,000, including interest. Pursuant to the judgment, the Plaintiff is required to return to the Company certain components. As a result of the above, the Company has recognized a provision for this loss amounting to $1,000,000 in the accompanying financial statements.


NOTE D - RETIREMENT PLAN

      The Company maintains a 401(k) Plan ("the Plan") that is available to employees meeting certain requirements, as defined in the Plan. Employer contributions to the Plan are discretionary. No employer contributions were made to the Plan for the year ended December 31, 1999.


NOTE E - SALE OF SUBSIDIARY

      During the year ended December 31, 1999, the Company sold the stock of a dormant subsidiary, Microelectronics Corp., to a group comprised of the officers of the Company for a nominal amount.

                           Interface Electronics Corp.

                                December 31, 1999



NOTE F - RELATED PARTY TRANSACTIONS

      Loans receivable from officers principally bear interest at a rate of 4.94%. Included in interest income is $24,481 of interest earned from officers during the year ended December 31, 1999. In addition, the Company made advances to a related party aggregating $371,694 at December 31, 1999. Contemporaneously with the sale of the Company's common stock, all amounts due from these related parties were repaid.

      At December 31, 1999, the Company has an accrued liability of $42,104 related to amounts owed to an affiliate for office space that the Company had, in prior years, rented from a related party.

                          INDEPENDENT AUDITORS' REPORT


To the Board of Directors
Interface Electronics Corp.
Franklin, Massachusetts

We have audited the accompanying balance sheets of Interface Electronics Corp. and subsidiary as of December 31, 1998 and 1997 and the related statements of income and retained earnings, cash flows and supplementary information for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Interface Electronics Corp. as of December 31, 1998 and 1997, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.



/s/ WALD & INGLE, P.C.


WALD & INGLE, P. C.

Boston, Massachusetts
March 9, 1999

                           INTERFACE ELECTRONICS CORP.

                           Consolidated Balance Sheets
                           December 31, 1998 and 1997

                                     Assets


                                                                   1998              1997
                                                                   ----              ----
Current Assets:
   Cash                                                           $561,085          $704,674
   Accounts Receivable - trade, net of
      allowance for doubtful accounts of
      $  24,209 in 1998 and 1997                                 4,343,128         2,051,100
   Merchandise inventory (Note 4)                                1,856,965         3,145,632
   Loans, advances and prepaid items                               318,760           182,931
   Due from related party                                           (1,641)           (1,641)
   Loans receivable - officers                                     300,960             5,674
                                                                -----------       -----------

      Total current assets                                       7,379,257         6,088,370
                                                                -----------       -----------

Property and equipment, at cost: (Note 4)
   Furniture, fixtures and equipment                               904,570           612,042
   Leasehold improvements                                           56,410           108,687
                                                                -----------       -----------

                                                                   960,980           720,729
   Less:  accumulated depreciation                                 601,617           549,622
                                                                -----------       -----------

      Net property and equipment                                   359,363           171,107
                                                                -----------       -----------

Other assets:
   Deposits                                                         52,504            17,051
    Cash surrender value life insurance                             83,922            77,317
                                                                -----------       -----------

      Total other assets                                           136,426            94,368
                                                                -----------       -----------

         Total assets                                           $7,875,046        $6,353,845
                                                                ===========       ===========



                 See accompanying notes to financial statements
                       and independent auditors' report.

                           INTERFACE ELECTRONICS CORP.

                           Consolidated Balance Sheets
                           December 31, 1998 and 1997

                      Liabilities and Stockholders' Equity



                                                   1998             1997
                                                   ----             ----
Current liabilities:
   Notes payable to bank (Note 4)               $  782,050        $  490,000
   Accounts payable and accrued expenses         5,655,115         4,993,791
   Income taxes payable                            232,149           110,795
                                                ----------        ----------

      Total current liabilities                  6,669,314         5,594,586
                                                ----------        ----------

General comments, commitments and
  contingencies (Notes 5, 6 and 7)

Stockholders' equity:
   Common Stock, no par value, 15,000
      shares authorized, 10,000 shares
      issued and outstanding                        85,000            85,000
   Paid in capital                                 312,843           312,843
   Retained earnings                               807,889           361,416
                                                ----------        ----------

      Total stockholders' equity                 1,205,732           759,259
                                                ----------        ----------

         Total liabilities and
            stockholders' equity                $7,875,046        $6,353,845
                                                ==========        ==========

                 See accompanying notes to financial statements
                       and independent auditors' report.

                          INTERFACE ELECTRONICS CORP.

                      Consolidated Statements of Operations
                     Years ended December 31, 1998 and 1997

                                            1998               1997
                                            ----               ----
Sales                                    $33,923,518        $27,648,134
                                         -----------        -----------

Cost of goods sold:
   Inventory, beginning of period          3,145,632          1,852,974
   Merchandise purchased                  26,151,702         23,959,806
                                         -----------        -----------

                                          29,297,334         25,812,780
   Inventory, end of period                1,856,965          3,145,632
                                         -----------        -----------

      Cost of goods sold                  27,440,369         22,667,148
                                         -----------        -----------

Gross profit                               6,483,149          4,980,986
                                         -----------        -----------

Operating expenses                         5,670,622          4,656,439
                                         -----------        -----------

Income (loss) from operations                812,527            324,547

Income taxes                                 366,054            140,895
                                         -----------        -----------

Net income                               $   446,473        $   183,652
                                         ===========        ===========

                         Statements of Retained Earnings
                           December 31, 1998 and 1997


Retained earnings, beginning of year          $361,416        $177,764

Net income                                     446,473         183,652
                                              --------        --------

Retained earnings, end of year                $807,889        $361,416
                                              ========        ========

                 See accompanying notes to financial statements
                       and independent auditors' report.

                          INTERFACE ELECTRONICS CORP.
                      Consolidated Statements of Cash Flows
                     Years ended December 31, 1998 and 1997

                                                          1998                1997
                                                          ----                ----
Cash flows from operating activities:
   Net income (loss)                                  $   446,473         $   183,652
   Adjustments to reconcile net income
      to net cash provided by (used by)
      operating activities:
         Amortization                                       3,524               4,935
         Depreciation                                      89,676              64,182
         Loss on abandonment of leasehold
            improvements                                   71,006                   0
         Changes in:
            Accounts receivable                        (2,292,028)          1,623,942
            Loans, advances and prepaid items            (135,829)            (10,605)
            Due from related party                              0             220,723
            Refundable income taxes                             0             361,852
            Loans receivable officers                    (295,286)            349,907
            Merchandise inventory                       1,288,667          (1,292,658)
            Other assets                                  (45,583)             (5,288)
            Accounts payable and accrued
               expenses                                   661,324          (1,334,868)
            Income taxes payable                          121,354             108,169
                                                      -----------         -----------

               Net cash provided by (used by)
                  operating activities                    (86,702)            273,943
                                                      -----------         -----------

Cash flows from investing activities:
   Purchase of property and equipment, net               (348,937)            (46,882)
                                                      -----------         -----------

Cash flows from financing activities:
   Proceeds from bank loans net of
      repayments                                          292,050             231,643
                                                      -----------         -----------

               Net increase (decrease) in cash           (143,589)            458,704

Cash at beginning of year                                 704,674             245,970
                                                      -----------         -----------

Cash at end of year                                   $   561,085         $   704,674
                                                      ===========         ===========

Interest                                              $    71,305         $    43,153
                                                      ===========         ===========

Income taxes paid                                     $   244,811         $    30,556
                                                      ===========         ===========

                 See accompanying notes to financial statements
                       and independent auditors' report.

                           INTERFACE ELECTRONICS CORP.

                     Consolidated Supplementary Information
                     Years ended December 31, 1998 and 1997


                                              1998              1997
                                              ----              ----
Operating expenses:
   Advertising                             $   75,450        $   74,470
   Amortization                                 3,524             4,935
   Automobile expense                          53,655            30,081
   Depreciation                                89,676            64,182
   Dues and subscriptions                      21,135             9,386
   Employee group insurance                   129,469           124,125
   Equipment rental                            10,427            13,762
   Insurance                                   83,272           129,324
   Interest, net                               67,296            39,268
   Leasehold improvements abandoned            71,006                 0
   Life insurance                               2,783            11,463
   Loss on worthless accounts                 143,658            16,087
   Maintenance and repairs                      3,811            13,693
   Miscellaneous expense                       55,297            18,701
   Office supplies and expense                 75,236            37,788
   Outside services                           108,101           132,673
   Postage                                      3,975             3,384
   Professional services                       69,474           125,148
   Profit sharing contribution                      0            14,874
   Rent                                       317,087           268,959
   Salaries and commissions                 3,570,012         2,933,120
   Selling and travel expense                 290,198           232,206
   Taxes - payroll                            200,338           173,241
   Taxes - other                                6,001             1,204
   Telephone                                  199,794           139,246
   Utilities                                    8,169                 0
   Warehouse expense                           11,778            45,119
                                           ----------        ----------

      Total operating expenses             $5,670,622        $4,656,439
                                           ==========        ==========

                 See accompanying notes to financial statements
                       and independent auditors' report.

                           INTERFACE ELECTRONICS CORP.

                          Notes To Financial Statements
                          Years ended December 31, 1998


Note 1 - Nature of Business

Interface Electronics Corp. was organized under the laws of the Commonwealth of Massachusetts in January, 1983 to conduct business principally as a distributor of electronic parts, components and equipment.

Note 2 - Use of Estimates

The preparation of financial statements in conformity with generally accepted auditing principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Note 3 - Summary of Accounting Principles.

Principles of Consolidation

The consolidated financial statements include the accounts of Interface Electronics Corp. and its wholly-owned subsidiary. All significant intercompany balances and transactions have been eliminated in consolidation.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly-liquid, short term investments with an original maturity of three months or less to be cash equivalents.

The Company deposits the majority of its cash in one commercial bank. From time to time, cash balances in this account exceed federally-insured limits. To date, the Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on its cash and cash equivalents.

Merchandise Inventory

Inventories are stated at the lower of cost or market, with cost being determined generally on the first-in, first-out method. Market value is determined by replacement cost or estimated net realizable value.

                           INTERFACE ELECTRONICS CORP.

                          Notes To Financial Statements
                          Years ended December 31, 1998

Note 3 - continued.

Property, Equipment and Depreciation

Property and equipment are carried at cost less accumulated depreciation and amortization.

Major replacements of and improvements to property and equipment are capitalized. Minor renewals are charged against current operations.

Depreciation is calculated primarily by the accelerated cost recovery methods at various rates based on the estimated useful lives of assets, substantially as follows:

             Depreciation                                Lives
         Furniture                                     5 - 7 years
         Leasehold improvements                       10 - 39 years

On disposition of property and equipment, the cost and related accumulated depreciation or amortization are eliminated from the accounts and the gain or loss thereon is reflected in net income.

Note 4 - Notes Payable - Milford National Bank and Trust Company

At December 31, 1998, the Company is indebted to the Milford National Bank and Trust Company as follows:

On a revolving line of credit in the principal amount of $700,000 which matured May, 1998. Interest is at a floating rate equal to 1% above the base lending rate of the bank. The loan is secured by all of the Company's assets.

On June 12, 1998, the Company was indebted to the bank for $297,050 on a note calling for monthly payments of interest at 7.75% per annum. At December 31, 1998, the balance of this note was $82,050.

Note 5 - Related Party Transactions.

The Company leased its offices and warehouse in Massachusetts from a partnership, the partners of which are the stockholders of the Company, during the early part of 1998. The Company relocated its operations during 1998, leasing from unrelated parties.

                           INTERFACE ELECTRONICS CORP.

                          Notes To Financial Statements
                          Years ended December 31, 1998

Note 6 - Major Customers.

During the year ended December 31, 1998 sales to three unaffiliated customer amount to approximately 29%, 19% and 14% respectively of the Company's revenue.

Note 7 - General Comments, Commitments and Contingencies.

(a) At December 31, 1998, commitments for minimum annual rentals through December 31, 2003 under non-cancelable leases were as follows:

                                     Real Estate                      Motor Vehicles
     1999                                315,266                         22,425
     2000                                314,636                         12,980
     2001                                319,032                            520
     2002                                305,546
     2003                                294,881

(b) The Company is a defendant in a lawsuit filed by a vendor under a theory of goods sold and delivered. The ultimate outcome of the litigation cannot presently be determined and no provision for any liability has been made in the accompanying consolidated financial statements. Counsel estimates that the loss, if any to be in the range of $100,000 to $125,000.


(c) Final determination of income taxes is subject to audit by the respective federal and state governmental authorities for a period not closed by statute.

     JACO ELECTRONICS, INC. AND SUBSIDIARIES AND INTERFACE ELECTRONICS CORP.
                 PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                            YEAR ENDED JUNE 30, 2000
                                   (UNAUDITED)



                                                                    Historical                            Pro Forma
                                                           -----------------------------       --------------------------------
                                                               Jaco           Interface        Adjustments         Consolidated
Net sales                                                  $209,325,180      $46,870,974       $(3,439,333)(A)     $252,756,821
Cost of goods sold                                          162,443,001       39,763,976        (2,375,461)(A)      199,831,516
                                                           ------------     ------------       ------------        ------------

   Gross profit                                              46,882,179        7,106,998        (1,063,872)          52,925,305

Selling, general and administrative expenses                 34,522,667        7,233,796          (497,030)(A)       42,016,672
                                                                                                    598,045(C)
                                                                                                     33,611(D)
                                                                                                    125,583(E)
                                                           ------------     ------------       ------------        ------------

   Operating profit (loss)                                   12,359,512        (126,798)        (1,324,081)          10,908,633

Other expense (income):
   Interest expense - net                                     1,558,558          275,568            874,432(B)        2,708,558
   Litigation costs                                                            1,050,000                              1,050,000
   Other income                                                                 (56,244)              3,684(A)         (52,560)
                                                           ------------     ------------       ------------        ------------

   Earnings (Loss) before income taxes                       10,800,954      (1,396,122)        (2,202,197)           7,202,635

Income tax provision (benefit)                                4,425,000                         (1,216,000)(F)        3,209,000
                                                           ------------     ------------       ------------        ------------

   Net earnings (loss)                                       $6,375,954     $(1,396,122)         $(986,197)          $3,993,635
                                                           ============     ============       ============        ============


Net earnings per common share:

Basic                                                             $1.16                                                   $0.73
                                                           ============                                            ============
Diluted                                                           $1.11                                                   $0.69
                                                           ============                                            ============

Weighted-average common shares and common equivalent shares outstanding:

Basic                                                         5,497,866                                               5,497,866
                                                           ============                                            ============
Diluted                                                       5,766,086                                               5,766,086
                                                           ============                                            ============

                 See accompanying notes to financial statements.

     JACO ELECTRONICS, INC. AND SUBSIDIARIES AND INTERFACE ELECTRONICS CORP.
             NOTES TO PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                            YEAR ENDED JUNE 30, 2000
                                   (UNAUDITED)


On June 6, 2000, Jaco Electronics, Inc. ("Jaco") acquired all of the issued and outstanding shares of common stock of Interface Electronics Corp. ("Interface").

Jaco does expect to achieve operating efficiencies from the acquisition. It is anticipated that cost savings will result principally from such areas as warehousing, administration and operations. Such anticipated cost savings have not been reflected in the accompanying unaudited pro forma consolidated statement of operations.


A   - Jaco did not acquire the Systems Division of Interface. This adjustment is eliminating the sales and direct costs.

B   - Adjustment to reflect the net increase in interest expense:

                                                                                        For the Period
                                                                                      July 1, 1999 through
                                                                                          June 6, 2000
                                                                                     -----------------------
          Interest on additional borrowings of $18,705,547
             less cash received at closing of $2,609,218
             and assuming an interest rate of 7.65%                                            1,150,000

          Elimination of interest expense on Interface debt and interest income on officers' loans which were repaid at the closing and the elimination of other
             miscellaneous interest                                                             (275,568)
                                                                                     -----------------------

          Net increase in interest expense                                                       874,432
                                                                                     =======================

C   - Adjustment to reflect 11 months of goodwill amortization determined on a straight-line basis over 20 years. One month of goodwill amortization was included in Jaco's Statement of Operations for the Year Ended June 30, 2000.

D   - Adjustment to reflect 11 months of amortization of the franchise agreement determined on a straight-line basis over 15 years. One month of amortization was included in Jaco's Statement of Operations for the Year Ended June 30, 2000.

E   - Adjustment to reflect 11 months of amortization of the employment agreement and covenant not to compete determined on a straight-line basis over 5 years. One month of amortization was included in Jaco's Statement of Operations for the Year Ended June 30, 2000.

F   - Adjustment to reflect the income tax benefit, assuming an effective tax rate of 41% for the Year Ended June 30, 2000, applied to the deductible (the amortization of goodwill and the franchise agreement in Note C & D is not tax benefited) pro forma adjustments to the consolidated statement of operations stated above and the Historical Loss of Interface.

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.








                                1,600,000 Shares


                             JACO ELECTRONICS, INC.


                                  Common Stock

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 13.    OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION


            The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by Jaco Electronics, Inc. in connection with the sale of common stock being registered. All amounts are estimates except the SEC registration fee, the NASD fee and the Nasdaq National Market Listing fee.

                                                                    AMOUNT TO BE PAID
                                                                    -----------------
SEC Registration Fee...........................................         $     8,288
NASD Fee.......................................................         $     3,640
Nasdaq National Market Listing Fee.............................         $    17,500
Printing and Engraving.........................................         $   100,000
Legal Fees and Expenses........................................         $   190,000
Accounting Fees and Expenses...................................         $    75,000
Miscellaneous..................................................         $     5,572
                                                                        ------------
TOTAL                                                                   $   400,000
                                                                        ============

ITEM 15.    INDEMNIFICATION OF DIRECTORS AND OFFICERS

            Section 402 of the Business Corporation Law of the State of New York (the "BCL") provides that a corporation may indemnify its officers and directors (or persons who have served, at the corporation's request, as officers or directors of another corporation) against the reasonable expenses, including attorneys' fees, actually and reasonably incurred by them in connection with the defense of any action by reason of being or having been directors or officers, if such person shall have acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, except that if such action shall be in the right of the corporation, no such indemnification shall be provided as to any claim, issue or matter as to which such person shall have been judged to have been liable to the corporation unless and to the extent that the Supreme Court of the State of New York, or any other court in which the suit may be brought, shall determine upon application that, in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnification. Our Restated Certificate of Incorporation (the "Charter"), and our Restated By-Laws (the "By-Laws") provide for the elimination of the personal liability of a director to us and to our stockholders for monetary damages for breach of a fiduciary duty as a director.

However, the Charter and By-Laws have not (and are not permitted by statute to have) eliminated the liability of a director for (i) any breach of a director's duty of loyalty to the registrant and its stockholders; (ii) any acts or omissions not undertaken in good faith or which involve intentional misconduct or a knowing violation of law; (iii) any action under Section 719 of the BCL, including paying a dividend or approving an illegal dividend; or (iv) any transaction from which the director derived an improper personal benefit. The Charter and By-Laws also provide that expenses incurred by an officer or director may be paid in advance of the final disposition of such action, suit or proceeding by us upon the receipt of an undertaking by or on behalf of the director or officer to repay the said amount advanced if a specific determination is made that the officer or director is not entitled to the indemnification. In addition, the By-Laws provide that we may maintain insurance to protect our self and our officers and directors against any liability, cost, payment or expense associated with such indemnification.


ITEM 16           EXHIBITS



*1.1          Form of underwriting agreement.

4.1 Form of Common Stock Certificate, incorporated by reference to the Company's Registration Statement on Form S-1, Commission File No. 2-91547, filed June 9, 1984, Exhibit 4.1.

*5.1          Opinion of Morrison Cohen Singer & Weinstein, LLP.

10.1 Sale and leaseback with Bemar Realty Company (as assignee of Hi-Tech Realty Company), incorporated by reference to the Company's Annual Report on Form 10-K for the year ended June 30, 1983, Exhibit 10(1), pages 48-312.

10.2 Amendment No. 1 to Lease between the Company and Bemar Realty Company (as assignee of Hi-Tech Realty Company), incorporated by reference to the Company's Registration Statement on Form S-1, Commission File No. 2-91547, filed June 9, 1984, Exhibit 10.2.
              10.2.2 Lease between the Company and Bemar Realty Company, dated January 1, 1996, incorporated by reference to the Company's 1996 10-K, Exhibit 10.2.2.

10.6 1993 Non-Qualified Stock Option Plan, incorporated by reference to the Company's 1993 10-K, Exhibit 10.6.

10.6.1 1993 Non-Qualified Stock Option Plan, as amended (filed as Exhibit A to the Company's Definitive Proxy Statement, dated November 3, 1997 for the Annual Meeting of Shareholders held on December 9, 1997.

10.6.2 1993 Non-Qualified Stock Option Plan, as amended (filed as Exhibit A to the Company's Definitive Proxy Statement, dated November 2, 1998 for the Annual Meeting of Shareholders held on December 7, 1998.

10.7 Stock Purchase Agreement, dated as of February 8, 1994 by and among the Company and Reilrop, B.V. and Guaranteed by Cray Electronics Holdings PLC, incorporated by reference to the Company's Current Report on Form 8-K, dated March 11, 1994.

10.8 1993 Stock Option Plan for Outside Directors, incorporated by reference to the Company's Annual Report on Form 10-K for the year ended June 30, 1994, Exhibit 10.8.

10.10 Authorized Electronic Industrial Distributor Agreement, dated as of August 24, 1970 by and between AVX and the Company, incorporated by reference to the Company's Annual Report on Form 10-K for the year ended June 30, 1995, Exhibit 10.10.

10.11 Electronics Corporation Distributor Agreement, dated November 15, 1974, by and between Kemet and the Company, incorporated by reference to the Company's Annual Report on Form 10-K for the year ended June 30, 1995, Exhibit 10.11.

10.12 Restricted Stock Plan (filed as Exhibit B to the Company's Definitive Proxy Statement, dated November 3, 1997 for the Annual Meeting of Shareholders held on December 9, 1997).

10.12.1 Form of Escrow Agreement under the Restricted Stock Plan, incorporated by reference to the Company's Registration Statement on Form S-8/S-3, Commission File No. 333 - 49877, filed April 10, 1998 Exhibit 4.2.

10.12.2 Form of Stock Purchase Agreement under the Restricted Stock Plan, incorporated by reference to the Company's Registration Statement on Form S-8/S-3, Commission File No. 333 - 49877, filed
              April 10, 1998 Exhibit 4.3.

10.12.3 Form of Stock Option Agreement, incorporated by reference to the Company's Registration Statement on Form S-8/S-3, Commission File No. 333 -49877, filed April 10, 1998 Exhibit 4.4.

10.12.4 Restricted Stock Plan (filed as Exhibit B to the Company's Definitive Proxy Statement, dated November 2, 1998 for the Annual Meeting of Shareholders held on December 7, 1998).

10.13 Employment agreement between Joel Girsky and the Company, incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1998, Exhibit 10.13.

10.13.1 Amendment No. 1 to Employment Agreement between Joel Girsky and the Company, incorporated by reference to the Company's Annual Report on Form 10-K for the year ended June 30, 2000 (the "Company's 2000 10-K").

10.14 Employment agreement between Charles Girsky and the Company, incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1998, Exhibit 10.14.

10.15 Employment agreement between Jeffrey D. Gash and the Company, incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1998, Exhibit 10.15.

10.16 Employment Agreement, dated June 6, 2000, between the Company and Joseph Oliveri, incorporated by reference to the Company's Current Report on Form 8-K, filed June 12, 2000, Exhibit 10.16.

10.17 Stock Purchase Agreement by and among Jaco Electronics, Inc. and all of the Stockholders of Interface Electronics Corp. as of May 4, 2000, incorporated by reference to the Company's Current Report on Form 8-K, filed May 15, 2000, Exhibit 2.1.

10.17.1 Amendment No. 1 to the Stock Purchase Agreement by and among Jaco Electronics, Inc. and all of the Stockholders of Interface Electronics Corp. as of May 4, 2000, dated June 6,

              2000, incorporated by reference to the Company's Current Report on Form 8-K, filed June 9, 2000, Exhibit 2.2.

10.18 Agreement between the Company and Gary Giordano, incorporated by reference to the Company's 2000 10-K, Exhibit 10.18.

+23.1         Consent of Grant Thornton LLP.


+23.2         Consent of Wald & Ingle, P.C.

*23.3 Consent of Morrison Cohen Singer & Weinstein, LLP (included as part of Exhibit 5.1)

24.1 Power of Attorney (included in the signature page to this registration statement filed with the Securities and Exchange Commission on September 20, 2000).

99.1 General Loan and Security Agreement dated January 20, 1989, between the Company as borrower and The Bank of New York Commercial Corporation ("BNYCC") as secured party, incorporated by reference to the Company's Current Report on Form 8-K, filed January 31, 1989, Exhibit 28(1).

99.2 Loan and Security Agreement - Accounts Receivable and Inventory, dated January 20, 1989, between the Company and BNYCC, incorporated by reference to the Company's Current Report on Form 8-K filed January 31, 1989, Exhibit 28(2).

99.3 Letter of Credit and Security Agreement, dated January 20, 1989, between the Company and BNYCC, incorporated by reference to the Company's Current Report on Form 8-K filed January 31, 1989,
              Exhibit 28(3).

99.4 Amendment to Term Loan Notes (the "Term Notes") executed by the Company in favor of BNYCC dated January 13, 1992, together with Letters from R.C. Components, Inc., Quality Components, Inc., Micatron, Inc. and Distel, Inc., each a subsidiary of the

              Company and a guarantor of the obligations evidenced by the Term Notes, to BNYCC acknowledging the amendment to the Term Notes for the extension of the maturity date of each such note, incorporated by reference to the Company's 1992 10-K, Exhibit 28.4.

99.5 Amendment Nos. 1 through 4 to Loan and Security Agreement between the Company and BNYCC, incorporated by reference to the Company's Annual Report on Form 10-K for the year ended June 30, 1994.
              Exhibit 99.5.

99.6 $1,500,000 Additional Term Loan Note, executed by the Company in favor of BNYCC, dated March 11, 1994, incorporated by reference to the Company's Annual Report on Form 10-K for the year ended June 30, 1994, Exhibit 99.6.

99.7 Restated and Amended Loan and Security Agreement, dated April 25, 1995, among the Company, Nexus and BNYCC, together with an Amendment to Term Loan Note executed by the Company in favor of BNYCC and Letter executed by R.C. Components, Inc., Quality Components, Inc., Micatron, Inc., Distel, Inc. and Jaco Overseas, Inc., incorporated by reference to the Company's Annual Report on Form 10-K for the year ended June 30, 1995, Exhibit 99.7.

99.8 Second Restated and Amended Loan and Security Agreement dated September 13, 1995 among the Company, Nexus Custom Electronics, Inc., BNYCC and NatWest Bank, N.A. ("Second Restated and Amended Loan and Security Agreement"), incorporated by reference to the Company's Registration Statement on Form S-2, Commission File No. 33- 62559, filed October 13, 1995, Exhibit 99.8.

99.8.1 Amendment to the Second Restated and Amended Loan and Security Agreement, dated as of April 10, 1996, incorporated by reference to the Company's 1996 10-K, Exhibit 99.8.1.

99.8.2 Amendment to the Second Restated and Amended Loan and Security Agreement, dated as of August 1, 1997, incorporated by reference to the Company's Annual Report on Form 10-K for the year ended June 30, 1998, Exhibit 99.8.2.

99.8.3 Amendment to Second Restated and Amended Loan and Security Agreement dated July 1, 1998, incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1998, Exhibit 99.8.3.

99.8.4 Amendment to Second Restated and Amended Loan and Security Agreement dated September 21, 1998 incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1998, Exhibit 99.8.4.

99.8.5 Amendment to Second Restated and Amended Loan and Security Agreement dated October 26, 1999, incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1999, Exhibit 99.8.5.

99.8.6 Amendment to Second Restated and Amended Loan and Security Agreement dated December 31, 1999, incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended December 31, 1999, Exhibit 99.8.6.

99.8.7 Amendment to Second Restated and Amended Loan and Security Agreement dated June 6, 2000, incorporated by reference to the Company's 2000 10-K, Exhibit 99.8.5.

---------------------------------------

* To be filed by amendment.

+ Filed herewith.

ITEM 17. UNDERTAKINGS

         The undersigned Registrant hereby undertakes to provide to the Underwriter at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the Underwriter to permit prompt delivery to each purchaser.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

         The undersigned Registrant hereby undertakes that:

              1. For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

              2. For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has caused this Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Hauppauge, New York, on the 13th day of November, 2000.



                               JACO ELECTRONICS, INC.


                                    /s/ Jeffrey D. Gash
                                By: ________________________________
                                    Name:  Jeffrey D. Gash
                                    Title: Vice President-Finance and Secretary

      Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 2 to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.



SIGNATURE                          TITLE                             DATE

      *                            Chairman of the Board,            November 13, 2000
---------------------------        President and Treasurer
Joel H. Girsky                     (Principal Executive Officer)


/s/ Jeffrey D. Gash                Vice President-Finance and        November 13, 2000
---------------------------        Secretary (Principal Financial
Jeffrey D. Gash                    and Accounting Officer)


      *                            Vice Chairman of the Board        November 13, 2000
---------------------------        and Executive Vice President
Joseph F. Oliveri


      *                            Executive Vice President and      November 13, 2000
---------------------------        Director
Charles B. Girsky


      *                            Director                          November 13, 2000
---------------------------
Stephen A. Cohen


      *                            Director                          November 13, 2000
---------------------------
Edward M. Frankel


      *                            Director                          November 13, 2000
---------------------------
Joseph F. Hickey, Jr.


*    By: /s/ Jeffrey D. Gash
         --------------------------
         Jeffrey D. Gash
         as attorney-in-fact

                                 EXHIBIT INDEX


*1.1          Form of underwriting agreement.

3.1 Restated Certificate of Incorporation adopted November, 1987, incorporated by reference to the Company's definitive proxy statement distributed in connection with the Company's annual meeting of shareholders held in November, 1987, filed with the SEC on November 3, 1986, as set forth in Appendix A to the aforesaid proxy statement.

3.1.1 Certificate of Amendment of the Certificate of Incorporation, adopted December, 1995, incorporated by reference to the Company's Annual Report on Form 10-K for the year ended June 30, 1996 ("the Company's 1996 10-K"), Exhibit 3.1.1.

3.2 Restated By-Laws adopted June 18, 1987, incorporated by reference to the Company's Annual Report on Form 10-K for the year ended June 30, 1987 ("the Company's 1987 10- K"), Exhibit 3.2.

4.1 Form of Common Stock Certificate, incorporated by reference to the Company's Registration Statement on Form S-1, Commission File No. 2-91547, filed June 9, 1984, Exhibit 4.1.

*5.1          Opinion of Morrison Cohen Singer & Weinstein, LLP.

10.1 Sale and leaseback with Bemar Realty Company (as assignee of Hi-Tech Realty Company), incorporated by reference to the Company's Annual Report on Form 10-K for the year ended June 30, 1983, Exhibit 10(1), pages 48-312.

10.2 Amendment No. 1 to Lease between the Company and Bemar Realty Company (as assignee of Hi-Tech Realty Company), incorporated by reference to the Company's Registration Statement on Form S-1, Commission File No. 2-91547, filed June 9, 1984, Exhibit 10.2.
              10.2.2 Lease between the Company and Bemar Realty Company, dated January 1, 1996, incorporated by reference to the Company's 1996 10-K, Exhibit 10.2.2.

10.6 1993 Non-Qualified Stock Option Plan, incorporated by reference to the Company's 1993 10-K, Exhibit 10.6.

10.6.1 1993 Non-Qualified Stock Option Plan, as amended (filed as Exhibit A to the Company's Definitive Proxy Statement, dated November 3, 1997 for the Annual Meeting of Shareholders held on December 9, 1997.

10.6.2 1993 Non-Qualified Stock Option Plan, as amended (filed as Exhibit A to the Company's Definitive Proxy Statement, dated November 2, 1998 for the Annual Meeting of Shareholders held on December 7, 1998.

10.7 Stock Purchase Agreement, dated as of February 8, 1994 by and among the Company and Reilrop, B.V. and Guaranteed by Cray Electronics Holdings PLC, incorporated by reference to the Company's Current Report on Form 8-K, dated March 11, 1994.

10.8 1993 Stock Option Plan for Outside Directors, incorporated by reference to the Company's Annual Report on Form 10-K for the year ended June 30, 1994, Exhibit 10.8.

10.10 Authorized Electronic Industrial Distributor Agreement, dated as of August 24, 1970 by and between AVX and the Company, incorporated by reference to the Company's Annual Report on Form 10-K for the year ended June 30, 1995, Exhibit 10.10.

10.11 Electronics Corporation Distributor Agreement, dated November 15, 1974, by and between Kemet and the Company, incorporated by reference to the Company's Annual Report on Form 10-K for the year ended June 30, 1995, Exhibit 10.11.

10.12 Restricted Stock Plan (filed as Exhibit B to the Company's Definitive Proxy Statement, dated November 3, 1997 for the Annual Meeting of Shareholders held on December 9, 1997).

10.12.1 Form of Escrow Agreement under the Restricted Stock Plan, incorporated by reference to the Company's Registration Statement on Form S-8/S-3, Commission File No. 333 - 49877, filed April 10, 1998 Exhibit 4.2.

10.12.2 Form of Stock Purchase Agreement under the Restricted Stock Plan, incorporated by reference to the Company's Registration Statement on Form S-8/S-3, Commission File No. 333 - 49877, filed
              April 10, 1998 Exhibit 4.3.

10.12.3 Form of Stock Option Agreement, incorporated by reference to the Company's Registration Statement on Form S-8/S-3, Commission File No. 333 -49877, filed April 10, 1998 Exhibit 4.4.

10.12.4 Restricted Stock Plan (filed as Exhibit B to the Company's Definitive Proxy Statement, dated November 2, 1998 for the Annual Meeting of Shareholders held on December 7, 1998).

10.13 Employment agreement between Joel Girsky and the Company, incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1998, Exhibit 10.13.

10.13.1 Amendment No. 1 to Employment Agreement between Joel Girsky and the Company, incorporated by reference to the Company's Annual Report on Form 10-K for the year ended June 30, 2000 (the "Company's 2000 10-K").

10.14 Employment agreement between Charles Girsky and the Company, incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1998, Exhibit 10.14.

10.15 Employment agreement between Jeffrey D. Gash and the Company, incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1998, Exhibit 10.15.

10.16 Employment Agreement, dated June 6, 2000, between the Company and Joseph Oliveri , incorporated by reference to the Company's Current Report on Form 8-K, filed June 12, 2000, Exhibit 10.16.

10.17 Stock Purchase Agreement by and among Jaco Electronics, Inc. and all of the Stockholders of Interface Electronics Corp. as of May 4, 2000, incorporated by reference to the Company's Current Report on Form 8-K, filed May 15, 2000, Exhibit 2.1.

10.17.1 Amendment No. 1 to the Stock Purchase Agreement by and among Jaco Electronics, Inc. and all of the Stockholders of Interface Electronics Corp. as of May 4, 2000, dated June 6,

              2000, incorporated by reference to the Company's Current Report on Form 8-K, filed June 9, 2000, Exhibit 2.2.

10.18 Agreement between the Company and Gary Giordano, incorporated by reference to the Company's 2000 10-K, Exhibit 10.18.

+23.1         Consent of Grant Thornton LLP.


+23.2         Consent of Wald & Ingle, P.C.

*23.3 Consent of Morrison Cohen Singer & Weinstein, LLP (included as part of Exhibit 5.1)

24.1 Power of Attorney (included in the signature page to this registration statement filed with the Securities and Exchange Commission on September 20, 2000).

99.1 General Loan and Security Agreement dated January 20, 1989, between the Company as borrower and The Bank of New York Commercial Corporation ("BNYCC") as secured party, incorporated by reference to the Company's Current Report on Form 8-K, filed January 31, 1989, Exhibit 28(1).

99.2 Loan and Security Agreement - Accounts Receivable and Inventory, dated January 20, 1989, between the Company and BNYCC, incorporated by reference to the Company's Current Report on Form 8-K filed January 31, 1989, Exhibit 28(2).

99.3 Letter of Credit and Security Agreement, dated January 20, 1989, between the Company and BNYCC, incorporated by reference to the Company's Current Report on Form 8-K filed January 31, 1989,
              Exhibit 28(3).

99.4 Amendment to Term Loan Notes (the "Term Notes") executed by the Company in favor of BNYCC dated January 13, 1992, together with Letters from R.C. Components, Inc., Quality Components, Inc., Micatron, Inc. and Distel, Inc., each a subsidiary of the

              Company and a guarantor of the obligations evidenced by the Term Notes, to BNYCC acknowledging the amendment to the Term Notes for the extension of the maturity date of each such note, incorporated by reference to the Company's 1992 10-K, Exhibit 28.4.

99.5 Amendment Nos. 1 through 4 to Loan and Security Agreement between the Company and BNYCC, incorporated by reference to the Company's Annual Report on Form 10-K for the year ended June 30, 1994.
              Exhibit 99.5.

99.6 $1,500,000 Additional Term Loan Note, executed by the Company in favor of BNYCC, dated March 11, 1994, incorporated by reference to the Company's Annual Report on Form 10-K for the year ended June 30, 1994, Exhibit 99.5.

99.7 Restated and Amended Loan and Security Agreement, dated April 25, 1995, among the Company, Nexus and BNYCC, together with an Amendment to Term Loan Note executed by the Company in favor of BNYCC and Letter executed by R.C. Components, Inc., Quality Components, Inc., Micatron, Inc., Distel, Inc. and Jaco Overseas, Inc., incorporated by reference to the Company's Annual Report on Form 10-K for the year ended June 30, 1995, Exhibit 99.7.

99.8 Second Restated and Amended Loan and Security Agreement dated September 13, 1995 among the Company, Nexus Custom Electronics, Inc., BNYCC and NatWest Bank, N.A. ("Second Restated and Amended Loan and Security Agreement"), incorporated by reference to the Company's Registration Statement on Form S-2, Commission File No. 33- 62559, filed October 13, 1995, Exhibit 99.8.

99.8.1 Amendment to the Second Restated and Amended Loan and Security Agreement, dated as of April 10, 1996, incorporated by reference to the Company's 1996 10-K, Exhibit 99.8.1.

99.8.2 Amendment to the Second Restated and Amended Loan and Security Agreement, dated as of August 1, 1997, incorporated by reference to the Company's Annual Report on Form 10-K for the year ended June 30, 1998, Exhibit 99.8.2.

99.8.3 Amendment to Second Restated and Amended Loan and Security Agreement dated July 1, 1998, incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1998, Exhibit 99.8.3.

99.8.4 Amendment to Second Restated and Amended Loan and Security Agreement dated September 21, 1998 incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1998, Exhibit 99.8.4.

99.8.5 Amendment to Second Restated and Amended Loan and Security Agreement dated October 26, 1999, incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1999, Exhibit 99.8.5.

99.8.6 Amendment to Second Restated and Amended Loan and Security Agreement dated December 31, 1999, incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended December 31, 1999, Exhibit 99.8.6.

99.8.7 Amendment to Second Restated and Amended Loan and Security Agreement dated June 6, 2000, incorporated by reference to the Company's 2000 10-K, Exhibit 99.8.5.

---------------------------------------

* To be filed by amendment.

+ Filed herewith.